No. 812-15483

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

THIRD AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE ACT AND RULE 17d-l UNDER THE ACT

Ares Capital Corporation, Ares Capital CP Funding LLC, Ares Capital JB Funding LLC, ARCC FB Funding LLC, ACAP IV Levered LP, ACAP IV Unlevered LP, ACE III Master Fund, L.P., ACIP Investment Management LLC, ACIP Parallel Fund A, L.P., ACIP Apex Co-Investment, L.P., ACME Private Credit Fund LP, ACOF Investment Management LLC, ACOF IV ATD Co-Invest, L.P., ACOF Operating Manager II, L.P., ACOF Operating Manager III, LLC, ACOF Operating Manager IV, LLC, ACOF Operating Manager, L.P., ADREX Advisor LLC, AEIF Kleen Investor, LLC, AEIF Linden Blocker II LLC, AEPEP III N Strategic Co-Invest, L.P., AEPEP IV N Strategic Co-Invest, L.P., AF V APR Co-Invest, L.P., AIREX Advisor LLC, Ambition Holdings, L.P., APSecurities Manager LP, AREG AC Makena Holdings LLC, AREG Iberian Residential Co-Invest Vehicle SCSp, AREG Iberian Residential Vehicle II SCSp, AREG Kennedy Co-Invest S.C.A., AREG Leopard Partners SCSp, AREG LPKC Partners, L.P., AREG Makena Management L.P., AREOF IV Co-Invest P, L.P., Ares Alternative Credit Management LLC, Ares Apex Pooling, LLC, Ares Asia Management Ltd, Ares ASIP VII Management, L.P., Ares Asset-Backed Loan Fund LP, Ares Badger Fund LP, Ares Cactus Operating Manager, L.P., Ares Capital Europe IV (E) Levered, Ares Capital Europe IV (E) Unlevered, Ares Capital Europe IV (G) Levered, Ares Capital Europe IV (G) Unlevered, Ares Capital Europe V (E) Levered, Ares Capital Europe V (E) Unlevered, Ares Capital Europe V (G) Levered, Ares Capital Europe V (G) Unlevered, Ares Capital Europe VI (E) Levered, Ares Capital Europe VI (E) Unlevered, Ares Capital Europe VI (E) II Levered, L.P., Ares Capital Europe VI (E) II Unlevered, L.P., Ares Capital Europe VI (G) Levered, Ares Capital Europe VI (G) Unlevered, Ares Capital Europe, L.P., Ares Capital Management LLC, Ares Capital Management II LLC, Ares Capital Management III LLC, Ares Centre Street Management, L.P., Ares Centre Street Partnership, L.P., Ares Centre Street Pathfinder Core Plus Partnership LP, Ares CIP (V) Management LLC, Ares Climate Infrastructure Partners, L.P., Ares Climate Infrastructure Partners II, L.P., Ares Climate Infrastructure Partners II-A, L.P., Ares Climate Infrastructure Partners II-B, L.P., Ares Climate Infrastructure Strategies Fund (C), L.P., Ares CLO Funding I, L.P., Ares CLO Funding III LP, Ares CLO Management LLC, Ares CLO Management XXVII, L.P., Ares CLO Management II, LLC, Ares CLO Management IIIR/IVR, L.P., Ares CLO Management VIR, L.P., Ares CLO Management VR, L.P., Ares CLO Management X, L.P., Ares CLO Management XI, L.P., Ares CLO Management XX, L.P., Ares CLO Management XXI, L.P., Ares CLO Management XXIX, L.P., Ares CLO Warehouse 2021-6 Ltd., Ares CLO Warehouse 2021-8 Ltd., Ares CLO Warehouse 2024-3 Ltd., Ares Commercial Finance LP, Ares Commercial Finance Management, LP, Ares Commercial Real Estate Corporation, Ares Commercial Real Estate Management LLC, Ares Core Infrastructure Fund, Ares Corporate Opportunities Fund Asia, L.P., Ares Corporate Opportunities Fund III, L.P., Ares Corporate Opportunities Fund IV, L.P., Ares Corporate Opportunities Fund V, L.P., Ares Corporate Opportunities Fund VI Parallel (Foreign), L.P., Ares Corporate Opportunities Fund VI Parallel (TE), L.P., Ares Corporate Opportunities Fund VI, L.P., Ares Corporate Opportunities Fund VII, L.P., Ares Corporate Opportunities Fund VII Parallel (Foreign), L.P., Ares Corporate Opportunities Fund VII Parallel (Lux Foreign), SCSp, Ares Corporate Opportunities Fund VII Parallel (TE), L.P., Ares Credit Hedge Fund LP, Ares Credit Investment Partnership (CP), L.P., Ares Credit Investment Partnership (MD), L.P., Ares Credit Investment Partnership I (V) L.P., Ares Credit Investment Partnership II (A), L.P., Ares Credit Investment Partnership II CD LP, Ares Credit Secondaries LP, Ares Credit Secondaries (Lux) SCSp, Ares Credit Secondaries (Offshore) LP, Ares Credit Strategies Feeder III UK, L.P., Ares Credit Strategies Fund I, L.P., Ares Credit Strategies Fund III, L.P., Ares Credit Strategies Insurance Dedicated Fund - Series of SALI Multi Series Fund LP, Ares CSF III Investment Management, LLC, Ares CSF IV Management LLC, Ares CSF Operating Manager I, LLC, Ares Customized Credit Fund L.P., Ares Direct Finance I LP, Ares Direct Investments (AC) LP, Ares Direct Lending Opportunities LLC, Ares Direct Lending Opportunities Offshore LLC, Ares Direct Lending Opportunities Parallel LLC, Ares Diversified Credit Strategies Fund (S), L.P., Ares Diversified Credit Strategies Fund II (IM), L.P., Ares Diversified Real Estate Exchange LLC, Ares Dynamic Credit Allocation Fund, Inc., Ares EHP Co-Invest Holdings, L.P., Ares EIF Management, LLC, Ares Emerald Private Credit LP, Ares Energy Investors Fund V, L.P., Ares Energy Opportunities Fund A, L.P., Ares Energy Opportunities Fund B, L.P., Ares Energy Opportunities Fund, L.P., Ares Enhanced Credit Opportunities Investment Management II, LLC, Ares Enhanced Credit Opportunities Master Fund II, LTD., Ares Enhanced Loan Investment Strategy Advisor IV, L.P., Ares Enhanced Loan Investment Strategy II, LTD., Ares Enhanced Loan Investment Strategy III, LTD., Ares Enhanced Loan Investment Strategy IR, LTD., Ares Enhanced Loan Management II, L.P., Ares Enhanced Loan Management III, L.P., Ares Enhanced Loan Management IR, L.P., Ares EPIC Co-Invest II, L.P., Ares EPIC Co-Invest, L.P., Ares European CLO II B.V., Ares European CLO IX Designated Activity Company, Ares European CLO VI Designated Activity Company, Ares European CLO VII Designated Activity Company, Ares European CLO VIII Designated Activity Company, Ares European CLO X Designated Activity Company, Ares European CLO XI Designated Activity Company, Ares European CLO XII Designated Activity Company, Ares European CLO XIII Designated Activity Company, Ares European CLO XIV Designated Activity Company, Ares European CLO XV Designated Activity Company, Ares European CLO XVI Designated Activity Company, Ares European Credit Investments I (C), L.P., Ares European Credit Investments II (G), L.P., Ares European Credit Investments III (K), L.P., Ares European Credit Investments IV (A), L.P., Ares European Credit Investments V (X), L.P., Ares European Credit Investments VI (N), L.P., Ares European Credit Investments VII (CP), L.P., Ares European Credit Investments VIII (M), L.P., Ares European Credit Investments IX (AF), L.P., Ares European Credit Solutions Fund (Master) FCP, Ares European Credit Strategies Fund II (B), L.P., Ares European Credit Strategies Fund III (A), L.P.,

Ares European Credit Strategies Fund IV (M), L.P., Ares European Credit Strategies Fund IX (C), L.P., Ares European Credit Strategies Fund V (G) L.P., Ares European Credit Strategies Fund VI (B), LP, Ares European Credit Strategies Fund VII (Palo Verde), L.P., Ares European Credit Strategies Fund X (T), L.P., Ares European Credit Strategies Fund XI (S), L.P., Ares European Credit Strategies Fund XII (Z), SCSp RAIF - Sub-Fund 1, Ares European Credit Strategies Fund XII (Z), SCSp RAIF - Sub-Fund 2, Ares European Loan Funding II, Ares European Loan Funding S.L.P., Ares European Loan Management LLP, Ares European Property Enhancement Parallel Partners III SCSp, Ares European Property Enhancement Partners II, L.P., Ares European Property Enhancement Partners III SCSp, Ares European Property Enhancement Partners IV SCSp, Ares European Real Estate Fund VI SCSp, Ares Global Credit Fund S.C.A., SICAV-RAIF - Ares European Loan Fund (G), Ares Global Credit Fund S.C.A., SICAV-RAIF - Ares U.S. Loan Fund (G), Ares Global High Grade CLO Debt Fund, L.P., Ares Global Loan Funding I Limited, Ares Global Multi-Asset Credit Master Fund, L.P., Ares Global Structured Solutions LP, Ares Global Structured Solutions Master (MA) LP, Ares Global Structured Solutions Master AIV (MA) LP, Ares Ground Lease Partners, L.P., Ares HICOF Operating Manager, L.P., Ares High Income Credit Opportunities Fund II (Master) LP, Ares High Income Credit Opportunities Fund, L.P., Ares High Yield Strategies Fund IV Management, L.P., Ares HRO-C Partners, L.P., Ares ICOF II Management, LLC, Ares ICOF II Master Fund, L.P., Ares ICOF III Fund (CAYMAN) LP, Ares ICOF III Fund (Delaware) LP, Ares ICOF III Management LP, Ares IDF Management LLC, Ares IDF VI Airports Co-Investment LP, Ares IIIR/IVR CLO LTD., Ares Income Opportunity Fund, L.P., Ares Industrial Real Estate Exchange LLC, Ares Industrial Real Estate Fund GP LLC, Ares Industrial Real Estate Fund LP, Ares Industrial Real Estate Fund Manager LLC, Ares Industrial Real Estate Income Trust Inc., Ares Industrial Real Estate Income Trust Inc. - Build-To-Core Industrial Partnership I LP, Ares Industrial Real Estate Income Trust Inc.- Build-To-Core Industrial Partnership II LP, Ares Industrial Real Estate Income Trust Inc.-Build-To-Core Industrial Partnership III LLC, Ares Infra Debt Strategies Fund (A), LP, Ares Infrastructure Debt Fund V (ELP), L.P., Ares Infrastructure Debt Fund V (EUR), L.P., Ares Infrastructure Debt Fund V (GBP Hedged), L.P., Ares Infrastructure Debt Fund V (JPY), L.P., Ares Infrastructure Debt Fund V (Tranche SMA), L.P., Ares Infrastructure Debt Fund V (USD Hedged), L.P., Ares Infrastructure Debt Fund VI (USD L) LP, Ares Infrastructure Debt Fund VI (USD O U) LP, Ares Infrastructure Debt Fund VI (Ontario USD U) LP, Ares Infrastructure Debt Fund VI (USD U) LP, Ares Infrastructure Debt Asia (ELP No. 1) L.P., Ares Infrastructure Debt Asia (ELP No. 2) L.P., Ares Institutional Credit Fund L.P., Ares Institutional High Yield Master Fund LP, Ares Institutional Loan Fund, L.P., Ares Institutional Structured Credit Management, L.P., Ares Insurance Infrastructure Secondaries Fund I LP, Ares Insurance PE Secondaries Fund I LP, Ares Insurance PE Secondaries Fund II LP, Ares Insurance PE Secondaries Fund III LP, Ares Insurance RE Secondaries Fund I LP, Ares Jasper Fund, L.P., Ares L CLO Ltd., Ares LI CLO Ltd., Ares LII CLO Ltd., Ares LIII CLO Ltd., Ares LIV CLO Ltd., Ares LIX CLO Ltd., Ares Loan Funding I, Ltd., Ares Loan Funding II, Ltd., Ares Loan Funding III, Ltd., Ares Loan Funding VI, Ltd., Ares Loan Funding VII, Ltd., Ares Loan Funding VIII, Ltd., Ares Loan Trust 2011, Ares Loan Trust 2016, Ares LV CLO Ltd. (fka Ares CLO Warehouse 2018-6), Ares LVI CLO Ltd., Ares LVII CLO Ltd., Ares LVIII CLO Ltd., Ares LX CLO Ltd., Ares LXI CLO Ltd., Ares LXII CLO Ltd., Ares LXIII CLO Ltd., Ares LXIV CLO Ltd., Ares LXV CLO Ltd., Ares LXVI CLO Ltd., Ares LXVII CLO Ltd., Ares LXXI CLO Ltd., Ares LXXII CLO Ltd., Ares LXXIV CLO Ltd., Ares LXXI Income Note Ltd., Ares Management Capital Markets LLC, Ares Management Limited, Ares Management LLC, Ares Management Luxembourg S.a.r.l., Ares Management UK Limited, Ares Marina Fund, L.P., Ares MC Credit Secondaries Co LP, Ares Mezzanine Management LLC, Ares Mezzanine Partners, L.P., Ares MIC Asia LP, Ares Midway Partners, L.P., Ares Minerva Co-Invest, L.P., Ares MSCF V (H) Management LLC, Ares Multi-Asset Credit Strategies Fund LP, Ares Multi-Credit Fund LLC, Ares Multi-Credit Fund (IL) LLC, Ares Multi-Strategy Credit Fund V (H), L.P., Ares ND Credit Strategies Fund LLC, Ares OC European Debt Partners L.P., Ares OC European Debt Partners II L.P., Ares PA Opportunities Fund, L.P., Ares Pan-European Logistics Partnership, L.P., Ares Pathfinder Core Fund (Offshore), L.P., Ares Pathfinder Core Fund, L.P., Ares Pathfinder Fund (Offshore), L.P., Ares Pathfinder Fund, L.P., Ares Pathfinder Fund II, L.P., Ares Pathfinder Fund II (Offshore), L.P., Ares Pathfinder Park Estate Co-Invest Fund LP, Ares PBN Finance Co. LLC, Ares PBN Finance Co. II LLC, Ares PE Extended Value Fund LP, Ares PG Co-Invest L.P., Ares Priority Loan Co-Invest LP, Ares Prime DC Co-Invest Fund, LP, Ares Private Account Management I, L.P., Ares Private Credit Solutions (Cayman), L.P., Ares Private Credit Solutions (Offshore) II, L.P., Ares Private Credit Solutions II, L.P., Ares Private Credit Solutions, L.P., Ares Private Debt Strategies Fund II, L.P., Ares Private Markets Fund, Ares Private Opportunities (A) LP, Ares Private Opportunities (CP), L.P., Ares Private Opportunities (N) LP, Ares Private Opportunities (NYC), L.P., Ares Private Opportunities (P) LP, Ares Private Opportunities 2020 (C), LP, Ares RE Secondaries Co-Investment AD Fund LP, Ares Real Estate Enhanced Income Fund, L.P., Ares Real Estate Management Holdings, LLC, Ares Real Estate Income Trust Inc., Ares Real Estate Secured Income Fund, L.P., Ares RF Co-Invest (H), L.P., Ares RF Co-Invest, L.P., Ares RLG Co-Invest Holdings, L.P., Ares RTH Co-Invest LP, Ares SB Co-Invest Fund, L.P., Ares SBIC Investment Management LLC, Ares SCM Co-Invest III, L.P., Ares Secondaries Advisors LLC, Ares Secondaries Infrastructure Solutions III, Ares Senior Credit Investment Partnership (CP) LP, Ares Senior Credit Master Fund (U) III LP, Ares Senior Credit Master Fund III LP, Ares Senior Direct Lending Master Fund Designated Activity Company, Ares Senior Direct Lending Master Fund II Designated Activity Company, Ares Senior Direct Lending Parallel Fund (L) II, L.P., Ares Senior Direct Lending Parallel Fund (L), L.P., Ares Senior Direct Lending Parallel Fund (U) B, L.P., Ares Senior Direct Lending Parallel Fund (U) II, L.P., Ares Senior Direct Lending Parallel Fund (U), L.P., Ares Senior Loan Trust, Ares Senior Loan Trust Management L.P., Ares SDL Capital Management LLC, Ares SFERS Credit Strategies Fund LLC, Ares SLR Co-Invest Holdings LP, Ares SME (Parallel), L.P., Ares Special Opportunities Fund (Offshore), L.P., Ares Special Opportunities Fund, L.P., Ares Special Opportunities Fund II (Jersey A) L.P., Ares Special Opportunities Fund II (Jersey) L.P., Ares Special Opportunities Fund II (Offshore), L.P., Ares Special Opportunities Fund II, L.P., Ares Special Opportunities Fund III LP, Ares Special Opportunities Fund III Offshore (D) LP, Ares Special Opportunities Fund III Offshore (L) SCSp, Ares Special Situations Fund III, L.P., Ares Special Situations Fund IV, L.P., Ares Sports, Media and Entertainment Finance (Offshore), L.P., Ares Sports, Media and Entertainment Finance, L.P., Ares Sports, Media and Entertainment Finance (Offshore) II LP, Ares Sports, Media and Entertainment Finance II LP, Ares Sports, Media and Entertainment Opportunities LP, Ares Management Asia (Australia) Pty Ltd, Ares Management Asia (Hong Kong) Limited, Ares Management Asia (Cayman) Limited, Ares Management Asia (Mauritius) Ltd, Ares Management Asia (Singapore) Pte. Ltd., Ares Management Asia (Thailand) Limited, Ares SSG Capital Partners VI, L.P., Ares SSG Excelsior Co-Investment, L.P., Ares Asia Direct Lending LP,

Ares SSG Secured Lending Opportunities III, L.P., Ares Strategic Income Fund, Ares Strategic Investment Partners IV, Ares Targeted Liquid Asset Strategy LP, Ares UK Credit Strategies, L.P., Ares U.S. CLO Management III LLC – Series A, Ares US Real Estate Fund X, L.P., Ares US Real Estate Fund X-A, L.P., Ares US Real Estate Fund X-B, L.P., Ares US Real Estate Fund XI, L.P., Ares US Real Estate Fund XI-A, L.P., Ares US Real Estate Fund XI-B, L.P., Ares US Real Estate Opportunity Fund III, L.P., Ares US Real Estate Opportunity Fund IV, L.P., Ares US Real Estate Opportunity Management, L.P., Ares US Real Estate Opportunity Parallel Fund III-A, L.P., Ares US Real Estate Opportunity Parallel Fund III-B, L.P., Ares US Real Estate Opportunity Parallel Fund IV-A, L.P., Ares US Real Estate Opportunity Parallel Fund IV-B II, L.P., Ares US Real Estate Opportunity Parallel Fund IV-B, L.P., Ares VAL Co-Invest Holdings I, L.P., Ares VAL Co-Invest Holdings II, L.P., Ares VIR CLO LTD., Ares VR CLO, LTD., Ares X CLO LTD., Ares XI CLO LTD., Ares XL CLO Ltd, Ares XLI CLO Ltd, Ares XLII CLO Ltd., Ares XLIII CLO Ltd., Ares XLIV CLO Ltd., Ares XLIX CLO Ltd, Ares XLV CLO Ltd., Ares XLVI CLO LTD, Ares XLVII CLO LTD, Ares XLVIII CLO Ltd., Ares XX CLO LTD, Ares XXI CLO LTD., Ares XXIX CLO LTD, Ares XXVII CLO LTD, Ares XXVIIIR CLO Ltd., Ares XXXIIR CLO Ltd., Ares XXXIR CLO Ltd., ARES XXXIV CLO LTD., Ares XXXIX CLO Ltd., Ares XXXVII CLO, LTD, Ares XXXVIII CLO, LTD, Ares XXXVR CLO Ltd, ASIP Operating Manager IV, LLC, ASOF Delaware Feeder, L.P., ASOF Direct Investments (A), L.P., ASOF Investment Management LLC, Ares Insurance Partners, L.P., Ares Insurance Solutions LLC, Aspida Holdings Ltd., Aspida Life Re Ltd., Aspida Holdings LLC, Aspida Re (Bermuda) Ltd., Aspida Re Services Ltd., Aspida Risk Advisors, LLC, Aspida Financial Services, LLC, Aspida Life Insurance Company, ASSF Operating Manager III, LLC, ASSF Operating Manager IV, L.P., BCG BTC III Managing Member LLC, Cal Ares Real Estate Debt Partners, LLC, Chengdu Ares Yuanjing Equity Investment Fund L.P., Chengdu Ares Yuankang Investment Management Co Ltd, Chimney Tops Loan Fund, LLC, CION Ares Diversified Credit Fund, CION Ares Management, LLC, COLTS 2005-2 LTD., Columbus Opportunity Fund, L.P., Credit Investment Partnership (K) LP, Crestline Denali Capital LLC, Crestline Denali CLO XIV, Ltd., Crestline Denali CLO XV, Ltd., Crestline Denali CLO XVI, Ltd., Crestline Denali CLO XVII, Ltd., Denali Capital CLO X, Ltd., Denali Capital CLO XI, Ltd., Denali Capital CLO XII, Ltd., EIF Channelview Blocker, LLC, EIF Oregon, LLC, Hush Lux S.a.r.l., Industrial Property Advisors Sub III LLC, Ivy Hill Asset Management, L.P., Ivy Hill Investment Holdings, LLC, Ivy Hill Middle Market Credit Fund IV, LTD., Ivy Hill Middle Market Credit Fund IX, LTD, Ivy Hill Middle Market Credit Fund V, LTD., Ivy Hill Middle Market Credit Fund VII, LTD., Ivy Hill Middle Market Credit Fund VIII, LTD., Ivy Hill Middle Market Credit Fund XII, LTD, Ivy Hill Middle Market Credit Fund XIV, Ltd, Ivy Hill Middle Market Credit Fund XVI, Ltd., Ivy Hill Middle Market Credit Fund XVII, Ltd., Ivy Hill Middle Market Credit Fund XIX, Ltd., Ivy Hill Middle Market Credit Fund XX, Ltd., Ivy Hill Middle Market Credit Fund XXI, Ltd., Ivy Hill Middle Market Credit Fund XVIII, Ltd., Ivy Hill Revolver Funding LP, Ivy Hill Revolver Funding II LP, Landmark - NYC Fund I, L.P., Landmark Equity Advisors LLC, Landmark Equity CT Co-Investment Fund I, L.P., Landmark Equity Partners XIII, L.P., Landmark Equity Partners XIII-A, L.P., Landmark Equity Partners XIV, L.P., Landmark Equity Partners XV, L.P., Landmark Equity Partners XVI Co-Investment Fund, L.P., Landmark Equity Partners XVI, L.P., Landmark Equity Partners XVII Co-Investment Fund, L.P., Landmark Equity Partners XVII, L.P, Landmark Equity Partners XVII-B, L.P., Landmark Growth Capital Partners, L.P., Landmark Hudson Partners I, L.P., Landmark IAM Growth Capital, L.P., Landmark IAM Real Estate Partnership V, L.P., Landmark Infrastructure Partners II, L.P., Landmark Pacific Partners II, L.P., Landmark Pacific Partners, L.P. – Series A, Landmark Pacific Partners, L.P. – Series B, Landmark Pacific Partners, L.P. – Series C, Landmark Partners 1907 Fund I, L.P., Landmark Partners 1907 Fund II, L.P., Landmark Partners 1907 Fund III, L.P., Landmark Partners Insurance Fund Series Interests of the SALI Multi-Series Fund, L.P., Landmark Private Opportunities (FG) 2021, L.P., Landmark Realty Advisors LLC, Landmark Real Estate CT Co-Investment Fund I, L.P., Landmark Real Estate Partners IX Co-Investment Fund, L.P., Landmark Real Estate Partners IX, L.P., Landmark Real Estate Partners Sunshine Co-Investment Fund, L.P., Landmark Real Estate Partners V, L.P., Landmark Real Estate Partners VI Offshore, L.P., Landmark Real Estate Partners VI, L.P., Landmark Real Estate Partners VII Offshore, L.P., Landmark Real Estate Partners VII OPERS Co-Investment, L.P., Landmark Real Estate Partners VII, L.P., Landmark Real Estate Partners VIII Co-Investment Fund, L.P., Landmark Real Estate Partners VIII, L.P., Landmark Real Estate Partners VIII-A, L.P., Landmark Real Estate Partners VIII-Campbell Co-Investment, L.P., Landmark Real Estate Partners IX-Campbell Co-Investment, L.P., Landmark Real Estate Partners VII-IP Co-Investment, L.P., Landmark Real Estate Partners VI-OPERS Co-Investment, L.P., Landmark Sing Co-Investment Fund I, L.P., Landmark Tig Co-Investment Fund I, L.P., Landmark TX ERS Co-Investment Fund I, L.P., Landmark TX ERS Co-Investment Fund II, L.P., Legacy SCM Aggregator, LLC, Luomus Fund, L.P., LWFB Co-Investment Fund I, L.P., MC Ares US RE JV LP, MC European Real Estate Debt Parent LP, MC European Real Estate Debt Parent II, L.P., MC Investments Parent L.P, NCL III - Outside Opportunities B, NCL Investments II - Outside Opportunities Series A, NCL Investments II - Outside Opportunities Series B, NCL Investments II - PE Series, NCL Investments II - RA Series, NCL Investments II - RE Series, NCL Investments III PE Series, NCL Investments III RA Series, NCL Investments III RE Series, NCL Investments III, L.P. Outside Opportunities Series A, NCL Investments IV LP, NCL Investments, L.P. - PE Series, NCL Investments, L.P. - RA Series, NCL Investments, L.P. - RE Series, New CARS OP LLC, Passero 18, L.P., Private Credit Fund C-1 Holdco, LLC – Series 1, Private Credit Fund C-1 Holdco, LLC – Series 2, Private Credit Fund O, LLC, Private Debt Strategies Fund III, L.P., Private Debt Strategies Fund IV, L.P., Private Debt Strategies Fund V, L.P., RCS SBIC Fund II, L.P., Ares Management Asia (Shanghai) Limited, Spring Bridge Partners (Longshore), LP, Spring Bridge Partners (PES) Fund, LP, Spring Bridge Partners, L.P., SSG Capital Partners I Side Pocket, L.P., SSG Capital Partners II, L.P., SSG Capital Partners III, LP, SSG Capital Partners IV SIDECAR, L.P., SSG Capital Partners IV, L.P., SSG Capital Partners V SIDECAR, L.P., SSG Capital Partners V, L.P., SSG Secured Lending Opportunities I-A, L.P., SSG Secured Lending Opportunities II, L.P., VEF Group Management, LLC, Wafra Venture Master Fund I,

1800 Avenue of the Stars, Suite 1400, Los Angeles, CA 90067

All Communications, Notices and Orders to:

Michael J Arougheti Chief Executive Officer Ares Management Corporation 1800 Avenue of the Stars, Suite 1400 Los Angeles, CA 90067 (310) 201-4100	Naseem Sagati Aghili General Counsel Ares Management Corporation 1800 Avenue of the Stars, Suite 1400 Los Angeles, CA 90067 (310) 201-4100

Copies to:

Nicole M. Runyan, P.C. Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4800 nicole.runyan@kirkland.com

February 20, 2025

I.       INTRODUCTION

A.	Requested Relief

Ares Management LLC and its related entities, identified in section I.B. below, hereby request an order (the “Order”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “Act”)1 and Rule 17d-1 thereunder2 authorizing certain joint transactions that otherwise would be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the U.S. Securities and Exchange Commission (the “Commission”) under the Act.

In particular, the relief requested in this application (the “Application”) would allow one or more Regulated Funds (including one or more BDC Downstream Funds) and/or one or more Affiliated Funds (each as defined below) to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) or 57(a)(4) and the rules under the Act. All existing entities that currently intend to rely on the Order have been named as Applicants (defined below) and any existing or future entities that may rely on the Order in the future will comply with its terms and Conditions (defined below) set forth in this Application.

The Order would supersede an exemptive order issued by the Commission on January 18, 2017 (as amended, the “Prior Order”)3 that was granted pursuant to Sections 57(a)(4) and 57(i) of the Act and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted. No Regulated Fund or Affiliated Fund that relies on this Order will rely on any other order of the Commission authorizing co-investment transactions pursuant to Sections 17(d) and 57(i) of the Act and no entity that relies on another such order of the Commission will rely on this Order.

B.	Applicants Seeking Relief

•	Ares Capital Corporation (“ARCC”), a closed-end non-diversified management investment company that has elected to be regulated as a BDC (defined below) under the Act;

•	Ares Strategic Income Fund (“ASIF”), a closed-end non-diversified management investment company that has elected to be regulated as a BDC under the Act;

•	Ares Capital Management LLC (“ACM”), an investment adviser registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), which serves as investment adviser to ARCC and ASIF;

•	CION Ares Diversified Credit Fund (“CADEX”), a diversified, closed-end management investment company registered under the Act;

•	Ares Private Markets Fund (“APMF”), a non-diversified, closed-end management investment company registered under the Act;

•	Ares Core Infrastructure Fund (“ACI”), a non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the Act;

•	Ares Dynamic Credit Allocation Fund, Inc. (“ARDC,” and together with ARCC, ASIF, CADEX, APMF and ACI, the “Existing Regulated Funds”), a closed-end diversified management investment company registered under the Act;

•	CION Ares Management LLC (“CAM”), an investment adviser registered with the Commission under the Advisers Act, which serves as CADEX’s investment adviser;

•	Ares Capital Management II LLC (“ACM II,” and together with ACM and CAM, the “Existing Advisers to Regulated Funds”), an investment adviser registered with the Commission under the Advisers Act, which serves as investment adviser to ARDC, APMF and ACI, and as sub-adviser to CADEX;

•	Ivy Hill Asset Management L.P. (“Ivy Hill”), an investment adviser registered with the Commission under the Advisers Act, that is a wholly owned portfolio company of ARCC;

•	Ares Capital CP Funding LLC, Ares Capital JB Funding LLC, and ARCC FB Funding LLC, each of which is a Wholly-Owned Investment Sub (as defined below) of ARCC;

[1]	Unless otherwise indicated, all section references herein are to the Act.

[2]	Unless otherwise indicated, all rule references herein are to rules under the Act.

[3]	See Ares Capital Corporation, et al. (File No. 812-13603) Release. No. IC-32427 (January 18, 2017) (order), Release No. IC-32399 (December 22, 2016) (notice), as amended by Ares Capital Corporation, et al. (File No. 812-15368) Release. No. IC-34722 (September 30, 2022) (order), Release No. IC-34699 (September 8, 2022) (notice).

•	The investment advisers to the Existing Affiliated Funds (defined below) that are identified in Appendix A (“Existing Advisers to Affiliated Funds,” and together with the Existing Advisers to Regulated Funds and Ivy Hill, the “Existing Advisers”), each of which is registered as an investment adviser under the Advisers Act;

•	The investment vehicles identified in Appendix A, each of which is a separate and distinct legal entity (i) whose investment adviser (and sub-adviser(s), if any) is an Adviser, (ii) each of which, other than Aspida Holdings (defined below), would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act[4] and (iii) that intends to participate in the Co-Investment Program (the “Existing Affiliated Funds”);

•	The investment vehicles identified in Appendix B, each of which is a separate and distinct legal entity (i) whose investment adviser (and sub-adviser(s), if any) is an Adviser, (ii) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act, (iii) for each of which Ivy Hill serves as the investment adviser and (iv) that intends to participate in the Co-Investment Program (the “Existing Downstream Ivy Hill Funds”); and

•	The affiliate of the Adviser identified in Appendix A that may, from time to time, hold various financial assets in a principal capacity and that currently intends to participate in the Co-Investment Program (in such capacity, the “Existing Proprietary Account,” together with the Existing Affiliated Funds, the Existing Advisers to Affiliated Funds, the Existing Regulated Funds, the Existing Advisers to Regulated Funds, Ivy Hill, Ares Capital CP Funding LLC, Ares Capital JB Funding LLC, ARCC FB Funding LLC and the Existing Downstream Ivy Hill Funds, the “Applicants”).

C.	Defined Terms

“Adviser” means the Existing Advisers and any Future Adviser (defined below).

“Affiliated Fund”5 means any Existing Affiliated Fund, any Proprietary Account (defined below), and any entity (a) whose investment adviser (and sub-adviser(s), if any) is an Adviser, (b) that either (x) would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) or (y) relies on Rule 3a-7, (c) that intends to participate in the Co-Investment Program, and (d) that is not a BDC Downstream Fund.

[4]	Aspida Holdings Ltd. (“Aspida Holdings”) is a portfolio company of Ares Insurance Partners, L.P. (“AIP”) a private fund client advised by Ares Insurance Solutions LLC (“AIS”), a relying adviser of Ares Management LLC (“Ares”). Affiliates of Ares own more than 25% of AIP and thus indirectly Aspida Holdings. Aspida Life Re Limited (“Aspida Life”) and Aspida Life Insurance Company (“ALIC”) are wholly owned subsidiaries of Aspida Holdings. AIS, along with ACM II and Ares Alternative Credit Management LLC (“AACM”), a relying adviser of Ares, invest on behalf of insurance companies and insurance-related businesses pursuant to one or more management agreements either directly with those insurance companies and insurance-related businesses, which may be organized in countries other than the United States and some in the United States (the “Aspida Advised Accounts,” and collectively with Aspida Holdings, ALIC and Aspida Life, “Aspida”) or indirectly via sub-advisory arrangements with Ares. Aspida invests most of its assets in securities, including investments in debt issued by private companies. As with the other Affiliated Funds, Aspida and certain Aspida Advised Accounts are advised by an Adviser pursuant to separate investment management agreements. The offshore Aspida Advised Accounts are excluded from investment company status by Rule 3a-6 and the United States Aspida Advised Accounts by Section 3(c)(3). In addition, Aspida Holdings, Aspida Life, ALIC and certain other Aspida Advised Accounts do not come within the definition of “investment company” in Section 3(a)(1). Unlike the other Affiliated Funds, the Aspida Advised Accounts rely on exclusions from investment company status other than Section 3(c)(1), 3(c)(5)(C) or 3(c)(7). Applicants do not believe that allowing Aspida to participate in Co-Investment Transactions as Affiliated Funds raises any additional legal or policy concerns not otherwise raised by allowing a Regulated Fund to co-invest with one or more Affiliated Funds because Aspida is a client of an Adviser the same way that an Affiliated Fund relying on Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) is a client of an Adviser. Accordingly, Applicants request that Aspida be permitted to participate in Co-Investment Transactions as Affiliated Funds. Aspida also utilizes wholly-owned subsidiaries that are themselves excluded from investment company status to hold investments, and Aspida similarly requests that these wholly-owned subsidiaries be permitted to participate in Co-Investment Transactions on their respective behalves. Although a relatively small portion of Aspida’s assets are managed by an investment adviser that is not an Adviser, only the portion of Aspida’s assets for which an Adviser has investment discretion will participate in Co-Investment Transactions. Ares, along with AIS, ACM II and AACM, as applicable, will be responsible for ensuring compliance by the Aspida Advised Accounts with the Conditions of the Co-Investment Program. Nothing in this footnote is intended to preclude Aspida from being an Affiliated Fund in the future if it instead relies solely on Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) and otherwise satisfies the criteria for an “Affiliated Fund” set out in the definition thereof. The relief requested with respect to Aspida is similar to relief previously granted by the Commission to permit insurance companies to participate in Co-Investment Transactions as an Affiliated Fund. See Apollo Investment Corp., et al. (File No. 812-15015), Release No. IC-34458 (Dec. 29, 2021) (order), IC-34432 (Dec. 3, 2021) (notice).

[5]	Affiliated Funds may include funds that are ultimately structured as collateralized loan obligation funds (“CLOs”). Such CLOs would be investment companies but for the exception provided in Section 3(c)(7) of the Act or their ability to rely on Rule 3a-7 of the Act. During the investment period of a CLO, the CLO may engage in certain transactions customary in CLO formations with another Affiliated Fund on a secondary basis at fair market value. For purposes of the Order, any securities that were acquired by an Affiliated Fund in a particular Co-Investment Transaction that are then transferred in such customary transactions to an Affiliated Fund that is or will become a CLO (an “Affiliated Fund CLO”) will be treated as if the Affiliated Fund CLO acquired such securities in the Co-Investment Transaction. For the avoidance of doubt, any such transfer from an Affiliated Fund to an Affiliated Fund CLO will be treated as a Disposition (as defined below) and completed pursuant to terms and conditions of the Application, though Applicants note that the Regulated Funds would be prohibited from participating in such Disposition by Section 17(a)(2) or Section 57(a)(2) of the Act, as applicable. The participation by any Affiliated Fund CLO in any such Co-Investment Transaction will remain subject to the Order.

“BDC” means a business development company under the Act.6

“BDC Downstream Fund” means either (a) with respect to ARCC, the Downstream Ivy Hill Funds, or (b) with respect to any Regulated Fund that is a BDC, an entity (i) that the BDC directly or indirectly controls, (ii) that is not controlled by any person other than the BDC (except a person that indirectly controls the entity solely because it controls the BDC), (iii) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act, (iv) whose investment adviser (and sub-adviser(s), if any) is an Adviser, (v) that is not a Wholly-Owned Investment Sub and (vi) that intends to participate in the Co-Investment Program.

“Board” means (i) with respect to a Regulated Fund other than a BDC Downstream Fund, the board of directors (or the equivalent) of the Regulated Fund and (ii) with respect to a BDC Downstream Fund, the Independent Party of the BDC Downstream Fund.

“Board-Established Criteria” means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions (defined below) regarding which the Adviser to the Regulated Fund should be notified under Condition 1. The Board-Established Criteria will be consistent with the Regulated Fund’s Objectives and Strategies (defined below). If no Board-Established Criteria are in effect, then the Regulated Fund’s Adviser will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund’s then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as, industry/sector of the issuer, minimum EBITDA of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The Adviser to the Regulated Fund may from time to time recommend criteria for the Board’s consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Directors (as defined below). The Independent Directors of a Regulated Fund may at any time rescind, suspend or qualify their approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

“Close Affiliate” means the Advisers, the Regulated Funds, the Affiliated Funds and any other person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) except for limited partners included solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D).

“Co-Investment Program” means the proposed co-investment program that would permit one or more Regulated Funds and/or one or more Affiliated Funds to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 57(a)(4) and Rule 17d-1 by (a) co-investing with each other in securities issued by issuers in private placement transactions in which an Adviser negotiates terms in addition to price;7 and (b) making Follow-On Investments (as defined below).

“Co-Investment Transaction” means any transaction in which a Regulated Fund (or its Wholly-Owned Investment Sub (defined below)) participated together with one or more Affiliated Funds and/or one or more other Regulated Funds in reliance on the Order.

“Disposition” means the sale, exchange or other disposition of an interest in a security of an issuer.

“Downstream Ivy Hill Funds” means any Existing Downstream Ivy Hill Fund or any entity (i) whose investment adviser is Ivy Hill, (ii) that would be an investment company but for Section 3(c)(1) or 3(c)(7), (iii) in which none of ACM, any person affiliated with ACM (other than ARCC or any entity controlled by ARCC), any of their clients, or Ares Operations LLC (“Ares Administration”), is invested, and (iv) that intends to participate in the Co-Investment Program.

“Eligible Directors” means, with respect to a Regulated Fund and a Potential Co-Investment Transaction, the members of the Regulated Fund’s Board eligible to vote on that Potential Co-Investment Transaction under Section 57(o) of the Act (treating any registered investment company or series thereof as a BDC for this purpose).

“Follow-On Investment” means (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

[6]	Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

[7]	The term “private placement transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”).

“Future Adviser” means any future investment adviser that (i) controls, is controlled by, or is under common control with any of the Existing Advisers (other than Ivy Hill), (ii) (a) is registered as an investment adviser under the Advisers Act or (b) is a relying adviser of an investment adviser that is registered under the Advisers Act and that controls, is controlled by, or is under common control with any of the Existing Advisers (other than Ivy Hill), and (iii) is not a Regulated Fund or a subsidiary of a Regulated Fund.

“Future Regulated Fund” means a closed-end management investment company (a) that is registered under the Act or has elected to be regulated as a BDC, (b) whose investment adviser (and sub-adviser(s), if any) is an Adviser other than Ivy Hill, and (c) that intends to participate in the Co-Investment Program.

“Independent Director” means a member of the Board of any relevant entity who is not an “interested person” as defined in Section 2(a)(19) of the Act. No Independent Director of a Regulated Fund (including any non-interested member of an Independent Party) will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one or more of the Regulated Funds.

“Independent Party” means, with respect to a BDC Downstream Fund, (i) if the BDC Downstream Fund has a board of directors (or the equivalent), the board or (ii) if the BDC Downstream Fund does not have a board of directors (or the equivalent), a transaction committee or advisory committee of the BDC Downstream Fund.

“JT No-Action Letters” means SMC Capital, Inc., SEC No-Action Letter (pub. avail. Sept. 5, 1995) and Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. June 7, 2000).

“Objectives and Strategies” means (i) with respect to any Regulated Fund other than a BDC Downstream Fund, its investment objectives and strategies, as described in its most current registration statement on Form N-2, other current filings with the Commission under the Securities Act or under the Securities Exchange Act of 1934, as amended, and its most current report to stockholders, and (ii) with respect to any BDC Downstream Fund, those investment objectives and strategies described in its disclosure documents (including private placement memoranda and reports to equity holders) and organizational documents (including operating agreements).

“Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

“Pre-Boarding Investments” are investments in an issuer held by a Regulated Fund as well as one or more Affiliated Funds and/or one or more other Regulated Funds that were acquired prior to participating in any Co-Investment Transaction:

(i)	in transactions in which the only term negotiated by or on behalf of such funds was price in reliance on one of the JT No-Action Letters; or

(ii)	in transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Fund or other Regulated Fund.

“Proprietary Account” means the Existing Proprietary Account and any account of an Adviser or its affiliates or any direct or indirect wholly- or majority-owned subsidiary of an Adviser or its affiliates that (i) from time to time, may hold various financial assets in a principal capacity and (ii) intends to participate in the Co-Investment Program.

“Regulated Funds” means the Existing Regulated Funds, the Future Regulated Funds and the BDC Downstream Funds.

“Related Party” means (i) any Close Affiliate and (ii) in respect of matters as to which any Adviser has knowledge, any Remote Affiliate.

“Remote Affiliate” means any person described in Section 57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) and any limited partner holding 5% or more of the relevant limited partner interests that would be a Close Affiliate but for the exclusion in that definition.

“Required Majority” means a required majority, as defined in Section 57(o) of the Act.8

[8]	In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a board of directors (or the equivalent), the members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a transaction committee or advisory committee, the committee members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o) and as if the committee members were directors of the fund.

“SBIC Subsidiary” means a Wholly-Owned Investment Sub that is licensed by the Small Business Administration (the “SBA”) to operate under the Small Business Investment Act of 1958, as amended, (the “SBA Act”) as a small business investment company (a “SBIC”).

“Tradable Security” means a security that meets the following criteria at the time of Disposition:

(i)	it trades on a national securities exchange or designated offshore securities market as defined in rule 902(b) under the Securities Act;

(ii)	it is not subject to restrictive agreements with the issuer or other security holders; and

(iii)	it trades with sufficient volume and liquidity (findings as to which are documented by the Advisers to any Regulated Funds, holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by Section 2(a)(41)) at which the Regulated Fund has valued the investment.

“Wholly-Owned Investment Sub” means an entity (i) that is a wholly-owned subsidiary9 of a Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, directly or indirectly, 95% or more of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Fund (and, in the case of an SBIC Subsidiary, maintain a license under the SBA Act and issue debentures guaranteed by the SBA); (iii) with respect to which such Regulated Fund’s Board has the sole authority to make all determinations with respect to the entity’s participation under the Conditions to this Application; and (iv) (A) that would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act, or (B) that qualifies as a real estate investment trust (“REIT”) within the meaning of Section 856 of the Internal Revenue Code because substantially all of its assets would consist of real properties.

II.       APPLICANTS

Each Applicant below may be deemed to be directly or indirectly controlled by Ares Management Corporation (“Ares Management”), a publicly traded corporation and the parent company of the Advisers. Ares Management thus may be deemed to control the Regulated Funds and the Affiliated Funds. Ares Management, however, is a holding company and is not an investment adviser, and does not currently offer investment advisory services to any person and is not expected to do so in the future, and will not be the source of any Potential Co-Investment Transactions under the requested Order. Accordingly, Ares Management has not been included as an Applicant.

A.	Ares Capital Corporation

ARCC, a Maryland corporation, is a closed-end, non-diversified management investment company that has elected to be regulated as a BDC under the Act. ARCC’s investment objective is to generate both current income and capital appreciation through debt and equity investments. ARCC invests primarily in first lien senior secured loans (including “unitranche” loans, which are loans that combine both senior and subordinated debt, generally in a first lien position) and second lien senior secured loans. In addition to senior secured loans, ARCC also invests in subordinated loans (sometimes referred to as mezzanine debt), which in some cases includes an equity component, and preferred equity. To a lesser extent, ARCC also makes common equity investments.

ARCC’s business and affairs are managed under the direction of a Board, which currently consists of 11 members, six of whom are Independent Directors. ARCC’s Board has delegated daily management and investment authority to ACM pursuant to an investment advisory and management agreement.

B.	CION Ares Diversified Credit Fund

CADEX, a Delaware statutory trust, is a diversified closed-end management investment company that is registered under the Act. CADEX’s investment objective is to provide superior risk-adjusted returns across various market cycles by investing in a diversified portfolio of liquid and illiquid asset classes. CADEX seeks to capitalize on market inefficiencies and relative value opportunities throughout the entire global credit spectrum. CADEX invests primarily in a portfolio of directly originated loans, secured floating and fixed rate syndicated loans, corporate bonds, asset-backed securities, commercial real estate loans and other types of credit instruments.

CADEX’s business and affairs are managed under the direction of a Board, which currently consists of nine members, five of whom are Independent Directors. CAM serves as CADEX’s investment adviser and ACM II serves as CADEX’s investment sub-adviser.

[9]	A “wholly-owned subsidiary” of a person is as defined in Section 2(a)(43) of the Act and means a company 95% or more of the outstanding voting securities of which are owned by such person.

C.	Ares Dynamic Credit Allocation Fund, Inc.

ARDC, a Maryland corporation, is a diversified closed-end management investment company that is registered under the Act. ARDC’s investment objective is to seek an attractive risk adjusted level of total return, primarily through current income and, secondarily, through capital appreciation. ARDC seeks to achieve its investment objective by investing primarily in a broad, dynamically managed portfolio of (i) senior secured loans made primarily to companies whose debt is rated below investment grade, (ii) corporate bonds that are primarily high yield issues rated below investment grade, (iii) other fixed-income instruments of a similar nature that may be represented by derivatives, and (iv) securities issued by entities commonly referred to as collateralized loan obligations and other asset-backed securities.

ARDC’s business and affairs are managed under the direction of a Board, which currently consists of five members, three of whom are Independent Directors. ACM II serves as ARDC’s investment adviser pursuant to an investment advisory agreement.

D.	Ares Strategic Income Fund

ASIF, a Delaware statutory trust, is a closed-end management investment company that has elected to be regulated as a BDC under the Act. ASIF’s investment objective is to generate current income and, to a lesser extent, long-term capital appreciation. ASIF seeks to invest primarily in first lien senior secured loans, second lien senior secured loans, subordinated secured and unsecured loans, subordinated debt, which in some cases include equity and/or preferred components, and other types of credit instruments which may include commercial real estate mezzanine loans, real estate mortgages, distressed investments, securitized products, notes, bills, debentures, bank loans, convertible and preferred securities, infrastructure debt and government and municipal obligations, made to or issued by U.S. middle-market companies, which ASIF generally defines as companies with annual net income before net interest expense, income tax expense, depreciation and amortization between $10 million and $250 million.

ASIF’s business and affairs are managed under the direction of a Board, which currently consists of seven members, four of whom are Independent Directors. ACM serves as ASIF’s investment adviser pursuant to an investment advisory and management agreement.

E.	Ares Private Markets Fund

APMF, a Delaware statutory trust, is a non-diversified closed-end management investment company registered under the Act. APMF’s investment objective is to seek attractive long-term capital appreciation. In pursuing its investment objective, APMF invests in an actively managed portfolio of private equity and other private assets (collectively, “Private Assets”). APMF may gain access to Private Assets through a number of different approaches, including: (i) secondary purchases of interests in private equity and other private asset funds managed by unaffiliated asset managers (“Portfolio Funds”), including through privately negotiated transactions, from investors in a Portfolio Fund or directly from the Portfolio Fund (“Secondary Investments”); (ii) primary investments in Portfolio Funds (“Primary Investments”); and (iii) direct investments in the equity and/or debt of private companies, including investments alongside private equity firms (“Direct Investments”). APMF expects to invest principally in Secondary Investments and, to a lesser degree, in Primary Investments and Direct Investments, although the allocation among those types of investments may vary from time to time. APMF also invests a portion of its assets in a portfolio of liquid assets, including cash and cash equivalents, liquid fixed-income securities and other credit instruments, and other investment companies, including exchange traded funds.

APMF’s business and affairs are managed under the direction of a Board, which currently consists of eight members, five of whom are Independent Directors. ACM II serves as APMF’s investment adviser pursuant to an investment advisory agreement.

F.	Ares Core Infrastructure Fund

ACI, a Delaware statutory trust, is a non-diversified closed-end management investment company that has elected to be regulated as a BDC under the Act. ACI’s investment objective is to generate attractive risk-adjusted total returns consisting primarily of current income and, secondarily, of capital appreciation. In pursuing its investment objective, ACI invests in infrastructure companies and assets (“Infrastructure Assets”), with a primary focus on Infrastructure Assets believed to potentially: (i) possess a higher degree of cash flow predictability; (ii) produce returns that are derived primarily from income, with limited upside through capital gains and assets that are commonly held for longer terms (more than five years); and (iii) produce revenues and cash flows that are generally predictable as a result of being governed by either rate regulation by governmental agencies or long-term contractual arrangements with creditworthy counterparties, such as governments, municipalities and major companies. ACI focuses on equity, and to a lesser extent, debt, investments in Infrastructure Assets, with allocations in both controlling (majority) and non-controlling (minority) equity investments, as deemed appropriate by its investment adviser. ACI’s investments may include common or preferred stock, warrants or options, first lien senior secured loans, second lien senior secured loans, subordinated secured and unsecured loans, subordinated debt, distressed securities and convertible securities. For cash management and other purposes, ACI may also invest in broadly syndicated loans and other more liquid credit investments, including in publicly traded debt instruments and other instruments that are not directly originated, as well as equity investments and other investment companies such as exchange-traded funds. Under normal circumstances, ACI expects to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in Infrastructure Assets.

ACI’s business and affairs are managed under the direction of a Board, which currently consists of five members, three of whom are Independent Directors. ACM II serves as ACI’s investment adviser pursuant to an investment advisory agreement.

F.	Ivy Hill and the Existing Downstream Ivy Hill Funds

Ivy Hill is ARCC’s indirect wholly owned portfolio company that manages the investment and reinvestment of the assets of the Existing Downstream Ivy Hill Funds. Ivy Hill is a Delaware limited partnership that is registered as an investment adviser under the Advisers Act.

Each of the Existing Downstream Ivy Hill Funds would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act. As of December 31, 2023, Ivy Hill had assets under management (“RAUM”) of approximately $13.7 billion. RAUM is calculated by aggregating the gross value of all securities accounts for which Ivy Hill provides continuous and regular supervisory or management services.

In March 2012, ARCC received an exemptive order under Sections 6(c) and 12(d)(3) of the Act which permits ARCC to own and make additional investments in Ivy Hill, which is a registered investment adviser under the Advisers Act (the “12(d)(3) Order”).10 The conditions to the 12(d)(3) Order provide that neither Ivy Hill (including members of its investment committee with respect to Covered Information (as defined below) received in their capacities as such) nor any persons controlled by Ivy Hill (“Information Providers”) will directly or indirectly provide Covered Information to ACM or any person affiliated with ACM (other than ARCC and persons controlled by ARCC and as necessary to be provided to ACM and Ares Administration to provide advisory and administrative services to ARCC and Ivy Hill) (such restrictions, the “12(d)(3) Restrictions”). “Covered Information” is defined to mean all information except information that: (i) is generally available to the public; (ii) is of the nature that Information Providers share with unaffiliated market participants at no cost and is not proprietary to the Information Providers; (iii) Information Providers have obtained from unaffiliated third parties, including but not limited to general market opinions and analyses, analyst reports and diligence reports, and that such third parties generally make available to others, including market participants in the ordinary course, at no cost; or (iv) Information Providers have obtained from, or are providing on behalf of, borrowers or potential borrowers or their advisors, and that such borrowers or advisors generally make available to unaffiliated market participants at no cost upon request.

Applicants believe that the 12(d)(3) Restrictions do not interfere with the Applicants’ ability to comply with the Conditions of this Application because the terms of the Order would not modify the restrictions in the 12(d)(3) Order and Ivy Hill would comply in all respects with both the Order and the 12(d)(3) Order. Applicants acknowledge that the requested Order does not grant relief from Sections 17(a)(1), 17(a)(2), 57(a)(1) or 57(a)(2) of the Act.

G.	Ares Capital Management

ACM, a Delaware limited liability company, is registered as an investment adviser under the Advisers Act and serves as the investment adviser to ARCC and ASIF. As of December 31, 2023, ACM had RAUM of approximately $68.6 billion. RAUM is calculated by aggregating the gross value of all securities accounts for which ACM provides continuous and regular supervisory or management services.

H.	Ares Capital Management II

ACM II, a Delaware limited liability company, is registered as an investment adviser under the Advisers Act. ACM II serves as investment adviser to ARDC, APMF and ACI and as sub-adviser to CADEX. As of December 31, 2023, ACM II had RAUM of approximately $5.3 billion. RAUM is calculated by aggregating the gross value of all securities accounts for which ACM II provides continuous and regular supervisory or management services.

I.	CION Ares Management LLC

CAM, a Delaware limited liability company, is registered as an investment adviser under the Advisers Act. CAM serves as investment adviser to CADEX. CAM is a joint venture between affiliates of Ares Management and affiliates of CION Investment Group, LLC. As of December 31, 2023, CAM had RAUM of approximately $4.7 billion. RAUM is calculated by aggregating the gross value of all securities accounts for which CAM provides continuous and regular supervisory or management services.

J.	Existing Advisers to Affiliated Funds, Existing Affiliated Funds and Existing Proprietary Account

The Existing Advisers to Affiliated Funds are the investment advisers to the Existing Affiliated Funds. Each of the Existing Advisers to Affiliated Funds is registered as an investment adviser under the Advisers Act. A complete list of the Existing Affiliated Funds and the Existing Advisers to Affiliated Funds is included in Appendix A.

The Existing Proprietary Account holds various financial assets in a principal capacity. Ares Management and its affiliates have various business lines that they may operate through wholly- or majority-owned subsidiaries, and the subsidiaries that exist and currently intend to participate in the Co-investment Program have been included as Applicants herein. The Existing Proprietary Account is included in Appendix A.

[10]	See Ares Capital Corporation, et al. (File No. 812-13840) Release. No. IC-30024 (March 29, 2012) (order), Release No. IC-29977 (March 9, 2012) (notice).

III.       ORDER REQUESTED

The Applicants respectfully request an Order of the Commission under Sections 17(d) and 57(i) and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds to enter into Co-Investment Transactions with each other.

The Regulated Funds and the Affiliated Funds seek relief to enter into Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by either or both of Section 17(d) or Section 57(a)(4) and the Rules under the Act. This Application seeks relief in order to:

(i)	enable the Regulated Funds and Affiliated Funds to avoid, among other things, the practical commercial and/or economic difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future; and

(ii)	enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.	Overview

Each Adviser manages the assets entrusted to it by its clients in accordance with its fiduciary duty to those clients and, in the case of the BDCs and the registered investment companies, the Act.

The Advisers have established rigorous processes for allocating initial investment opportunities, opportunities for subsequent investments in an issuer and dispositions of securities holdings reasonably designed to treat all clients fairly and equitably. As required by the Prior Order, and as discussed below, these processes were extended and modified in a manner reasonably designed to ensure that the additional transactions permitted under the requested Order will both (i) be fair and equitable to the Regulated Funds and the Affiliated Funds and (ii) comply with the Conditions contained in the Order.

1.	The Investment Process

The investment process consists of three stages: (i) the identification and consideration of investment opportunities (including follow-on investment opportunities); (ii) order placement and allocation; and (iii) consideration by each applicable Regulated Fund’s Board when a Potential Co-Investment Transaction is being considered by one or more Regulated Funds, as provided by the Order.

(a)	Identification and Consideration of Investment Opportunities

The Advisers are organized and managed such that the individual portfolio managers and investment teams responsible for identifying and evaluating investment opportunities and making investment decisions on behalf of clients are promptly notified of the opportunities. Investment teams are constructed and are typically led by senior investment professionals and supported by one or more junior investment professionals. Members of the investment team are selected primarily based on existing relationships with equity sponsors or industry experience. Investment teams lead the due diligence and structuring processes for new investments and make recommendations to the investment committee. Opportunities for Potential Co-Investment Transactions may arise when investment advisory personnel of an Adviser become aware of investment opportunities that may be appropriate for one or more Regulated Funds and one or more Affiliated Funds. The Advisers previously established and will continue to maintain and implement policies and procedures reasonably designed to ensure that, when such opportunities arise, the Advisers to the relevant Regulated Funds are promptly notified and receive the same information about the opportunity as any other Advisers considering the opportunity for their clients. In particular, consistent with Condition 1, if a Potential Co-Investment Transaction falls within the then-current Objectives and Strategies and any Board-Established Criteria of a Regulated Fund, the policies and procedures require that the relevant portfolio managers, investment teams and/or investment committees responsible for that Regulated Fund receive sufficient information to allow the Regulated Fund’s Adviser to make its independent determination and recommendations under Conditions 1, 2(a), 6, 7, 8 and 9 (as applicable).11 In addition, the policies and procedures specify the individuals or roles responsible for carrying out the policies and procedures, including ensuring that the Advisers receive such information. After receiving notification of a Potential Co-Investment Transaction under Condition 1(a), the Adviser to each applicable Regulated Fund, working through the applicable portfolio manager, or in conjunction with any applicable investment team or investment committee, will then make an independent determination of the appropriateness of the investment for the Regulated Fund, in light of the Regulated Fund’s then-current circumstances.

Applicants represent that the investment advisory personnel of the Advisers to the Regulated Funds are charged with making sure they identify, and participate in this process with respect to, each investment opportunity that falls within the Objectives and Strategies and Board-Established Criteria of each Regulated Fund. Applicants assert that the Advisers’ allocation policies and procedures are structured so that the relevant investment advisory personnel for each Regulated Fund will be promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of such Regulated Fund and that the Advisers will undertake to perform these duties regardless of whether the Advisers serve as investment adviser or sub-adviser to the Regulated Funds or Affiliated Funds.

[11]	Representatives from each Adviser to a Regulated Fund are members of each investment team or investment committee, or are otherwise entitled to participate in each meeting of any investment team or investment committee, that is expected to approve or reject recommended investment opportunities falling within its Regulated Funds’ Objectives and Strategies and Board-Established Criteria. Accordingly, the policies and procedures may provide, for example, that the Adviser will receive the information required under Condition 1 in conjunction with its representatives’ participation in the relevant investment team or investment committee. The investment teams recommend investments to the respective investment committee for its review and approval and such approval is documented.

(b)	Order Placement and Allocation

The Advisers have each adopted and are all subject to the “Investment Allocation, Aggregation of Orders and Co-Investments” Policy included in the Ares Management Global Compliance and Ethics Manual (the “Allocation Policy”), which provides that all investment opportunities will be allocated among their respective client accounts on a basis that over a period of time is fair and equitable to each client account relative to other clients consistent with any fiduciary duties owed to clients and in an effort to avoid favoring one client over another, taking into account all relevant facts and circumstances.

General. If the Adviser to a Regulated Fund deems the Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate, it will, working through the applicable portfolio manager or in conjunction with any applicable investment team or investment committee, formulate a recommendation regarding the proposed allocation for the Regulated Fund. In doing so, the Adviser and any applicable investment team or investment committee may consider such factors, among others, as available capital; investment objectives or current investment strategies; risk profiles; regulatory issues, restrictions, concentrations and diversity limits; industry restrictions; potential conflicts of interest; the effects of current and anticipated market and general economic conditions as they relate to the Regulated Fund; existing and prior positions in an issuer or security; and such other matters as may be reasonably taken into account by the Adviser.

Allocation Procedure. For each Regulated Fund and Affiliated Fund whose Adviser recommends participating in a Potential Co-Investment Transaction, the Adviser will submit a proposed allocation to an allocation committee for the area in question (e.g., credit, private equity, real estate) on which senior management, legal and compliance personnel participate.

At this stage, each proposed allocation may be reviewed and adjusted, in accordance with the Allocation Policy.12 Prior to the External Submission (as defined below), the proposed allocation will be submitted to the internal investment operations and trading functions, which are comprised of a group of operations professionals and individual traders who collect and execute trades. The proposed allocation to a Regulated Fund or Affiliated Fund resulting from this process is referred to as its “Internal Order.” The Internal Order of participating Regulated Funds will be submitted for approval by the Required Majority of any participating Regulated Funds in accordance with the Conditions and as discussed in Section III.A.1.c. below.

If the aggregate Internal Orders for a Potential Co-Investment Transaction do not exceed the size of the investment opportunity immediately prior to the submission of the orders to the counterparty, underwriter, broker, dealer or issuer, as applicable (the “External Submission”), then each Internal Order will be fulfilled as placed. If, on the other hand, the aggregate Internal Orders for a Potential Co-Investment Transaction exceed the size of the investment opportunity immediately prior to the External Submission, then the allocation of the opportunity will be made pro rata on the basis of the size of the Internal Orders.13 If, subsequent to such External Submission, the size of the opportunity is increased or decreased, or if the terms of such opportunity, or the facts and circumstances applicable to the Regulated Funds’ or the Affiliated Funds’ consideration of the opportunity, change, the participants will be permitted to submit revised Internal Orders in accordance with the Allocation Policy; provided that, if the size of the opportunity is decreased such that the aggregate of the original Internal Orders would exceed the amount of the remaining investment opportunity, then upon submitting any revised order amount to the Board of a Regulated Fund for approval, the Adviser to the Regulated Fund will also notify the Board promptly of the amount that the Regulated Fund would receive if the remaining investment opportunity were allocated pro rata on the basis of the size of the original Internal Order. The Board of the Regulated Fund will then either approve or disapprove of the investment opportunity in accordance with Condition 2, 6, 7, 8 or 9, as applicable.

Compliance. The Applicants represent that the Advisers’ allocation review process is a robust process designed as part of their overall compliance policies and procedures to ensure that every client is treated fairly and that the Advisers are following the Allocation Policy. The entire allocation process is monitored and reviewed by the compliance team, including the chief compliance officer, of the applicable Adviser, and approved by the Board of each Regulated Fund as it applies to such Regulated Fund.

(c)	Approval of Potential Co-Investment Transactions

A Regulated Fund will enter into a Potential Co-Investment Transaction with one or more other Regulated Funds and/or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, the Required Majority approves it in accordance with the Conditions of this Order.

[12]	The reason for any such adjustment to a proposed allocation will be documented in writing and preserved for the records of the Advisers.

[13]	The Advisers will maintain records of all proposed allocations, Internal Orders and External Submissions in conjunction with Potential Co-Investment Transactions. Each applicable Adviser will provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with the Conditions.

In the case of a BDC Downstream Fund with an Independent Party consisting of a transaction committee or advisory committee, the individuals on the committee would possess experience and training comparable to that of the directors of the parent Regulated Fund and sufficient to permit them to make informed decisions on behalf of the applicable BDC Downstream Fund. Applicants represent that the Independent Parties of the BDC Downstream Funds would be bound (by law or by contract enforceable by such Independent Party) by fiduciary duties comparable to those applicable to the directors of the parent Regulated Fund, including a duty to act in the best interests of their respective funds when approving transactions. These duties would apply in the case of all Potential Co-Investment Transactions, including transactions that could present a conflict of interest.

Further, Applicants believe that the existence of differing routes of approval between the BDC Downstream Funds and other Regulated Funds would not result in Applicants investing through the BDC Downstream Funds in order to avoid obtaining the approval of a Regulated Fund’s Board. Each Regulated Fund and BDC Downstream Fund has its own Objectives and Strategies and may have its own Board-Established Criteria, the implementation of which depends on the specific circumstances of the entity’s portfolio at the time an investment opportunity is presented. As noted above, consistent with its duty to its BDC Downstream Funds, the Independent Party must reach a conclusion on whether or not an investment is in the best interest of its relevant BDC Downstream Funds. An investment made solely to avoid an approval requirement at the Regulated Fund level should not be viewed as in the best interest of the entity in question and, thus, would not be approved by the Independent Party.

A Regulated Fund may participate in Pro Rata Dispositions (defined below) and Pro Rata Follow-On Investments (defined below) without obtaining prior approval of the Required Majority in accordance with Conditions 6(c)(i) and 8(b)(i).

2.	Delayed Settlement

All Regulated Funds and Affiliated Funds participating in a Co-Investment Transaction will invest at the same time, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other. However, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa. Nevertheless, in all cases, (i) the date on which the commitment of the Affiliated Funds and Regulated Funds is made will be the same even where the settlement date is not, and (ii) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other.

3.	Permitted Follow-On Investments and Approval of Follow-On Investments

From time to time the Regulated Funds and Affiliated Funds may have opportunities to make Follow-On Investments in an issuer in which a Regulated Fund and one or more other Regulated Funds and/or Affiliated Funds previously have invested and continue to hold an investment. The Order, if granted, would permit Affiliated Funds to participate in Follow-On Investments in issuers in which at least one Regulated Fund is invested, but such Affiliated Funds are not invested. This relief would not permit Follow-On Investments by Regulated Funds that are not invested in the issuer. If the Order is granted, Follow-On Investments will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds and Affiliated Funds and in accordance with the proposed procedures discussed above and with the Conditions of the Order.

The Order would divide Follow-On Investments into two categories depending on whether the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer. If such Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the process discussed in Section III.A.3.a. below and governed by Condition 8. These Follow-On Investments are referred to as “Standard Review Follow-Ons.” If such Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the “onboarding process” discussed in Section III.A.3.b. below and governed by Condition 9. These Follow-On Investments are referred to as “Enhanced Review Follow-Ons.”

(a)	Standard Review Follow-Ons

A Regulated Fund may invest in Standard Review Follow-Ons either with the approval of the Required Majority using the procedures required under Condition 8(c) or, where certain additional requirements are met, without Board approval under Condition 8(b).

A Regulated Fund may participate in a Standard Review Follow-On without obtaining the prior approval of the Required Majority if it is (i) a Pro Rata Follow-On Investment or (ii) a Non-Negotiated Follow-On Investment.

A “Pro Rata Follow-On Investment” is a Follow-On Investment (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investments in the issuer or security, as appropriate,14 immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in the pro rata Follow-On Investments as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Fund’s Eligible Directors in accordance with Condition 8(c).

[14]	See footnote 30 below.

A “Non-Negotiated Follow-On Investment” is a Follow-On Investment in which a Regulated Fund participates together with one or more Affiliated Funds and/or one or more other Regulated Funds (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the JT No-Action Letters.

Applicants believe that these Pro Rata and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of any Adviser and thus do not warrant the time or the attention of the Board.

Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments remain subject to the Board’s periodic review in accordance with Condition 10.

(b)	Enhanced Review Follow-Ons

One or more Regulated Funds and/or one or more Affiliated Funds holding Pre-Boarding Investments may have the opportunity to make a Follow-On Investment that is a Potential Co-Investment Transaction in an issuer with respect to which they have not previously participated in a Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Follow-On Investment subject to the requirements of Condition 9. These enhanced review requirements constitute an “onboarding process” whereby Regulated Funds and Affiliated Funds may utilize the Order to participate in Co-Investment Transactions even though they already hold Pre-Boarding Investments. For a given issuer, the participating Regulated Funds and Affiliated Funds need to comply with these requirements only for the first Co-Investment Transaction. Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 8 under the standard review process.

4.	Dispositions

The Regulated Funds and Affiliated Funds may be presented with opportunities to sell, exchange or otherwise dispose of securities in a transaction that would be prohibited by Rule 17d-1 or Section 57(a)(4), as applicable. If the Order is granted, such Dispositions will be made in a manner that, over time, is fair and equitable to all of the Regulated and Affiliated Funds and in accordance with procedures set forth in the proposed Conditions to the Order and discussed below.

The Order would divide these Dispositions into two categories: (i) if the Regulated Funds and Affiliated Funds holding investments in the issuer have previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for such issuer, then the terms and approval of the Disposition (hereinafter referred to as “Standard Review Dispositions”) would be subject to the process discussed in Section III.A.4.a. below and governed by Condition 6; and (ii) if the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition (hereinafter referred to as “Enhanced Review Dispositions”) would be subject to the same “onboarding process” discussed in Section III.A.4.b. below and governed by Condition 7.

(a)	Standard Review Dispositions

A Regulated Fund may participate in a Standard Review Disposition either with the approval of the Required Majority using the standard procedures required under Condition 6(d) or, where certain additional requirements are met, without Board approval under Condition 6(c).

A Regulated Fund may participate in a Standard Review Disposition without obtaining the prior approval of the Required Majority if (i) the Disposition is a Pro Rata Disposition or (ii) the securities are Tradable Securities and the Disposition meets the other requirements of Condition 6(c)(ii).

A “Pro Rata Disposition” is a Disposition (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition;15 and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in pro rata Dispositions as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund’s Eligible Directors.

In the case of a Tradable Security, approval of the required majority is not required for the Disposition if: (x) the Disposition is not to the issuer or any affiliated person of the issuer;16 and (y) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price. Pro Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board’s periodic review in accordance with Condition 10.

[15]	See footnote 28 below.

[16]	In the case of a Tradable Security, Dispositions to the issuer or an affiliated person of the issuer are not permitted so that funds participating in the Disposition do not benefit to the detriment of Regulated Funds that remain invested in the issuer. For example, if a Disposition of a Tradable Security were permitted to be made to the issuer, the issuer may be reducing its short term assets (i.e., cash) to pay down long term liabilities.

(b)	Enhanced Review Dispositions

One or more Regulated Funds and one or more Affiliated Funds that have not previously participated in a Co-Investment Transaction with respect to an issuer may have the opportunity to make a Disposition of Pre-Boarding Investments in a Potential Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Disposition subject to the requirements of Condition 7. As discussed above, with respect to investment in a given issuer, the participating Regulated Funds and Affiliated Funds need only complete the onboarding process for the first Co-Investment Transaction, which may be an Enhanced Review Follow-On or an Enhanced Review Disposition.17 Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 6 or 8 under the standard review process.

5.	Use of Wholly-Owned Investment Subs

A Regulated Fund may, from time to time, form one or more Wholly-Owned Investment Subs. Such a subsidiary may be prohibited from investing in a Co-Investment Transaction with a Regulated Fund (other than its parent) or any Affiliated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) and Rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the applicable parent Regulated Fund that owns it and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly.

Applicants note that an entity could not be both a Wholly-Owned Investment Sub and a BDC Downstream Fund because, in the former case, the Board of the parent Regulated Fund makes any determinations regarding the subsidiary’s investments while, in the latter case, the Independent Party makes such determinations.

B.	Applicable Law

1.             Section 17(d) and Section 57(a)(4)

Section 17(d) of the Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant.

Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 57(b) from participating in a joint transaction with the BDC, or a company controlled by the BDC, in contravention of rules as prescribed by the Commission. In particular, Section 57(a)(4) applies to:

•	Any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to Section 2(a)(3)(C); or

•	Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC);[18] or any person who is an affiliated person of any of the forgoing within the meaning of Section 2(a)(3)(C) or (D).

Pursuant to the foregoing application of Section 57(a)(4), BDC Downstream Funds on the one hand and other Regulated Funds and Affiliated Funds on the other, may not co-invest absent an exemptive order because the BDC Downstream Funds are controlled by a BDC and the Affiliated Funds and other Regulated Funds are included in Section 57(b).

[17]	However, with respect to an issuer, if a Regulated Fund’s first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Eligible Directors must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

[18]	Also excluded from this category by Rule 57b-1 is any person who would otherwise be included (a) solely because that person is directly or indirectly controlled by a business development company, or (b) solely because that person is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of a person described in (a) above.

Section 2(a)(3)(C) defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(3)(D) defines “any officer, director, partner, copartner, or employee” of an affiliated person as an affiliated person. Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser that provides discretionary investment management services to a fund and that sponsored, selected the initial directors, and provides administrative or other non-advisory services to the fund, controls such fund, absent compelling evidence to the contrary.19

2.             Rule 17d-1

Rule 17d-1 generally prohibits an affiliated person (as defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company, or a company controlled by such registered company, is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such first or second tier affiliate. Rule 17d-1 generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3)) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to persons subject to Sections 57(a) and (d) by Section 57(i), to the extent specified therein. Section 57(i) provides that, until the Commission prescribes rules under Sections 57(a) and (d), the Commission’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a) or (d). Because the Commission has not adopted any rules under Section 57(a) or (d), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a) or (d).

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.20 The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) . . . is to prevent .. . . injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.”21 Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under Section 17, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.”22

Applicants believe that the Conditions would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 and Section 57(i) would be met.

C.	Need for Relief

Co-Investment Transactions are prohibited by Rule 17d-1 and either or both of Sections 17(d) and 57(a)(4) without a prior exemptive order of the Commission, to the extent that the Affiliated Funds and the Regulated Funds participating in such transactions fall within the category of persons described by Rule 17d-1, Section 17(d) and/or Section 57(b), as modified by Rule 57b-1 thereunder, as applicable, vis-à-vis each participating Regulated Fund.

[19]	See, e.g., SEC Rel. No. IC-4697 (Sept. 8, 1966) (“For purposes of Section 2(a)(3)(C), affiliation based upon control would depend on the facts of the given situation, including such factors as extensive interlocks of officers, directors or key personnel, common investment advisers or underwriters, etc.”); Lazard Freres Asset Management, SEC No-Action Letter (pub. avail Jan. 10, 1997) (“While, in some circumstances, the nature of an advisory relationship may give an adviser control over its client’s management or policies, whether an investment company and another entity are under common control is a factual question...”).

[20]	See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq.

[21]	Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).

[22]	H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

Each of the participating Regulated Funds and Affiliated Funds may be deemed to be affiliated persons vis-à-vis a Regulated Fund within the meaning of Section 2(a)(3) by reason of common control because (i) controlled affiliates of Ares Management manage each of the Affiliated Funds, (ii) Ares Management controls the Existing Advisers to Regulated Funds, which serve as investment adviser (or sub-adviser) to the Existing Regulated Funds, and (iii) to the extent that ARCC continues to control Ivy Hill, the Downstream Ivy Hill Funds, are, and, in the future will be, deemed to be controlled by ACM, ARCC or certain of ARCC’s subsidiaries. Thus, each Regulated Fund and each Affiliated Fund may be deemed to be a person related to a Regulated Fund or BDC Downstream Fund in a manner described by Section 57(b) (or Section 17(d) in the case of Regulated Funds that are registered under the Act) and therefore would be prohibited by Section 57(a)(4) (or Section 17(d) in the case of Regulated Funds that are registered under the Act) and Rule 17d-1 from participating in Co-Investment Transactions without the Order.

Further, because the BDC Downstream Funds and Wholly-Owned Investment Subs are controlled by the Regulated Funds, the BDC Downstream Funds and Wholly-Owned Investment Subs are subject to Section 57(a)(4) (or Section 17(d) in the case of Wholly-Owned Investment Subs controlled by Regulated Funds that are registered under the Act), and thus also subject to the provisions of Rule 17d-1, and therefore would be prohibited from participating in Co-Investment Transactions without the Order.

In addition, because the Proprietary Accounts are controlled by an Adviser and, therefore, may be under common control with the Existing Regulated Funds, the Existing Advisers and any Future Regulated Funds, the Proprietary Accounts could be deemed to be persons related to the Regulated Funds (or a company controlled by the Regulated Funds) in a manner described by Section 17(d) or Section 57(b) and also prohibited from participating in the Co-Investment Program.

D.	Precedents

The Commission has issued numerous exemptive orders under the Act permitting registered investment companies and BDCs to co-invest with affiliated persons, including precedents involving proprietary accounts.23 The relief requested in this Application with respect to Follow-On Investments is based on the temporary relief granted by the Commission on April 8, 2020, and subsequent exemptive relief, and the relief granted in the Prior Order.24 Applicants submit that the allocation procedures set forth in the Conditions for relief are consistent with and expand the range of investor protections found in the orders we cite.

[23]	See, e.g., Thirdline Real Estate Income Fund, et al. (File No. 812-15540), Release No. IC-35424 (December 18, 2024) (notice), Release No. IC-35449 (January 14, 2025) (order); Willow Tree Capital Corporation, et. al. (File No. 812-15536), Release No. IC-35397 (November 21, 2024) (notice), Release No. IC-35422 (December 17, 2024) (order); Franklin Lexington Private Markets Fund, et al. (File No. 812-15564), Release No. IC-35378 (November 7, 2024) (notice), Release No. IC-35406 (December 3, 2024) (order); AGL Private Income Fund, et al. (File No. 812-15550), Release No. IC-35363 (October 21, 2024) (notice) Release No. IC-35389 (November 18, 2024) (order); AFA Private Credit Fund, et al. (File No. 812-15563), Release No. IC-35362 (October 17, 2024) (notice), Release No. IC-35389 (November 12, 2024) (order); Great Elm Capital Corp., et al. (File No. 812-15498), Release No. IC-35315 (September 6, 2024) (notice), Release No. IC-35347 (October 2, 2024) (order); Franklin BSP Capital Corporation, et al. (File No. 812-15499), Release No. IC-35313 (September 4, 2024) (notice), Release No. IC-35349 (October 3, 2024) (order); Overland Advantage, et al. (File No. 812-15515), Release No. IC-35286 (July 25, 2024) (notice), Release No. IC-35298 (Aug. 20, 2024) (order); Andalusian Credit Company, LLC, et al. (File No. 812-15491), Release No. IC-35280 (July 19, 2024) (notice), Release No. IC-35295 (August 14, 2024) (order); Carlyle Secured Lending, Inc., et al. (File No. 812-15275), Release No. IC-35215 (June 6, 2024) (notice), Release No. IC- 35276 (July 2, 2024) (order); Monachil Credit Income Fund, et al. (File No. 812-15535), Release No. IC-35189 (May 8, 2024) (notice), Release No. IC-35211 (June 4, 2024) (order); Polen Credit Opportunities Fund, et al. (File No. 812-15457), Release No. IC-35183 (May 2, 2024) (notice), Release No. IC-35206 (May 28, 2024) (order); Sound Point Meridian Capital, Inc., et al. (File No. 812-15476-01), Release No. IC-35173 (April 19, 2024) (notice), Release No. IC-35192 (May 15, 2024) (order); Coller Secondaries Private Equity Opportunities Fund, et al. (File No. 812-15446), Release No. IC-35163 (March 22, 2024) (notice), Release No. IC-35171 (April 17, 2024) (order); Antares Private Credit Fund, et al. (File No. 812-15464), Release No. IC-35152 (March 5, 2024) (notice), Release No. IC-35166 (April 2, 2024) (order); First Trust Real Assets Fund, et al. (File No. 812-15381), Release No. IC-35150 (Feb. 28, 2024) (notice), Release No. IC-351641 (March 26, 2024) (order); BIP Ventures Evergreen BDC, et al. (File No. 812-15502), Release No. IC-35127 (Feb. 8, 2024) (notice), Release No. IC-35151 (March 5, 2024) (order); Diameter Credit Company, et.al. (File No. 812-15490), Release No. IC-35122 (Feb. 1, 2024) (notice), Release No. IC-35149 (Feb. 27, 2024) (order); and Golub Capital BDC Inc., et al. (File No. 812-15431), Release No. IC-35114 (Jan. 25, 2024) (notice), Release No. IC-35136 (Feb. 21, 2024) (order).

[24]	BDC Temporary Exemptive Order, Investment Company Act Rel. Nos. 33837 (April 8, 2020) (order) (extension granted on January 5, 2021 and further extension granted on April 22, 2021) and see footnote 3 above.

IV.       STATEMENT IN SUPPORT OF RELIEF REQUESTED

In accordance with Rule 17d-1 (made applicable to transactions subject to Section 57(a) by Section 57(i)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the Regulated Funds in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants. Applicants submit that allowing the Co-Investment Transactions described in this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the Conditions.

As required by Rule 17d-1(b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Regulated Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participant from being disadvantaged. The Conditions ensure that all Co-Investment Transactions are reasonable and fair to the Regulated Funds and their shareholders and do not involve overreaching by any person concerned, including the Advisers.

A.	Potential Benefits

Prior to obtaining the Prior Order, in many circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1 should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

Each Regulated Fund and its shareholders benefit from the ability to participate in Co-Investment Transactions. The Board, including the Required Majority, of each Regulated Fund has determined that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund should be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund should be able to participate in larger transactions; (iii) the Regulated Fund should be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment should have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund should be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the Conditions are fair to the Regulated Funds and their shareholders.

B.	Protective Representations and Conditions

The Conditions ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the Act. Specifically, the Conditions incorporate the following critical protections: (i) all Regulated Funds participating in the Co-Investment Transactions will invest at the same time (except that, subject to the limitations in the Conditions, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa), for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions (not including transactions completed on a pro rata basis pursuant to Conditions 6(c)(i) and 8(b)(i) or otherwise not requiring Board approval) with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Applicants believe that participation by the Regulated Funds in Pro Rata Follow-On Investments and Pro Rata Dispositions, as provided in Conditions 6(c)(i) and 8(b)(i), is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata investment or disposition eliminates the possibility for overreaching and unnecessary prior review by the Board. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

Applicants also believe that the participation by the Regulated Funds in Non-Negotiated Follow-On Investments and in Dispositions of Tradable Securities without the approval of a Required Majority is consistent with the provisions, policies and purposes of the Act as there is no opportunity for overreaching by affiliates.

If an Adviser, its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under Condition 15.

In sum, the Applicants believe that the Conditions would ensure that each Regulated Fund that participates in any type of Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants for purposes of Section 17(d) or Section 57(a)(4) and the Rules under the Act. As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

V.       CONDITIONS

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.	Identification and Referral of Potential Co-Investment Transactions

(a)            Each Adviser (other than Ivy Hill) will establish, maintain and implement policies and procedures reasonably designed to ensure that each Adviser is promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of any Regulated Fund the Adviser manages.

(b)           When an Adviser to a Regulated Fund is notified of a Potential Co-Investment Transaction under Condition 1(a), the Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.	Board Approvals of Co-Investment Transactions

(a)           If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b)           If the aggregate amount recommended by the Advisers to be invested in the Potential Co-Investment Transaction by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above. Each Adviser to a participating Regulated Fund will promptly notify and provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with these Conditions.

(c)           After making the determinations required in Condition 1(b) above, each Adviser to a participating Regulated Fund will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and each participating Affiliated Fund) to the Eligible Directors of its participating Regulated Fund(s) for their consideration. A Regulated Fund will enter into a Co-Investment Transaction with one or more other Regulated Funds or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)             the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its equity holders and do not involve overreaching in respect of the Regulated Fund or its equity holders on the part of any person concerned;

(ii)           the transaction is consistent with:

(A)               the interests of the Regulated Fund’s equity holders; and

(B)                the Regulated Fund’s then-current Objectives and Strategies;

(iii)           the investment by any other Regulated Fund(s) or Affiliated Fund(s) would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from, or less advantageous than, that of any other Regulated Fund(s) or Affiliated Fund(s) participating in the transaction; provided that the Required Majority shall not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

(A)               the settlement date for another Regulated Fund or an Affiliated Fund in a Co-Investment Transaction is later than the settlement date for the Regulated Fund by no more than ten business days or earlier than the settlement date for the Regulated Fund by no more than ten business days, in either case, so long as: (x) the date on which the commitment of the Affiliated Funds and Regulated Funds is made is the same; and (y) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other; or

(B)                any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company so long as: (x) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; (y) the Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and (z) any fees or other compensation that any other Regulated Fund or Affiliated Fund or any affiliated person of any other Regulated Fund or Affiliated Fund receives in connection with the right of one or more Regulated Funds or Affiliated Funds to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any participating Affiliated Funds (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Fund(s) in accordance with the amount of each such party’s investment; and

(iv)          the proposed investment by the Regulated Fund will not involve compensation, remuneration or a direct or indirect25 financial benefit to the Advisers, any other Regulated Fund, the Affiliated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 14, (B) to the extent permitted by Section 17(e) or 57(k), as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(B)(z).

3.             Right to Decline. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.	General Limitation.

(a)                 Except for Follow-On Investments made in accordance with Conditions 8 and 9 below,26 a Regulated Fund will not invest in reliance on the Order in any issuer in which a Related Party has an investment,

5.             Same Terms and Conditions. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be purchased, date on which the commitment is entered into and registration rights (if any) will be the same for each participating Regulated Fund and Affiliated Fund and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Fund or Affiliated Fund will occur as close in time as practicable and in no event more than ten business days apart. The grant to one or more Regulated Funds or Affiliated Funds, but not the respective Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 5, if Condition 2(c)(iii)(B) is met.

6.	Standard Review Dispositions.

(a)           General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security and one or more Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then:

(i)            the Adviser to such Regulated Fund or Affiliated Fund27 will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time; and

(ii)           the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition.

(b)           Same Terms and Conditions. Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and Conditions as those applicable to the Affiliated Funds and any other Regulated Fund.

(c)           No Board Approval Required. A Regulated Fund may participate in such a Disposition without obtaining prior approval of the Required Majority if:

(i)            (A) the participation of each Regulated Fund and Affiliated Fund in such Disposition is proportionate to its then-current holding of the security (or securities) of the issuer that is (or are) the subject of the Disposition;28 (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in the Application); and (C) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this Condition; or

(ii)        each security is a Tradable Security and (A) the Disposition is not to the issuer or any affiliated person of the issuer; and (B) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price.

(d)           Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Disposition, solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

[25]	For example, procuring the Regulated Fund’s investment in a Potential Co-Investment Transaction to permit an affiliate to complete or obtain better terms in a separate transaction would constitute an indirect financial benefit.

[26]	This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

[27]	Any Proprietary Account that is not advised by an Adviser is itself deemed to be an Adviser for purposes of Conditions 6(a)(i), 7(a)(i), 8(a)(i) and 9(a)(i).

[28]	In the case of any Disposition, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Disposition.

7.	Enhanced Review Dispositions.

(a)                 General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i)                  the Adviser to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time;

(ii)                the Adviser to each Regulated Fund that holds an investment in the issuer, will formulate a recommendation as to participation by such Regulated Fund in the Disposition; and

(iii)              the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)                Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Disposition, solely to the extent that a Required Majority determines that:

(i)                  the Disposition complies with Condition 2(c)(i), (ii), (iii)(A), and (iv); and

(ii)                the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 or Rule 17d-1, as applicable, and records the basis for the finding in the Board minutes.

(c)                 Additional Requirements: The Disposition may only be completed in reliance on the Order if:

(i)                  Same Terms and Conditions. Each Regulated Fund has the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and Conditions as those applicable to the Affiliated Funds and any other Regulated Fund;

(ii)                Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(iii)              Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iv)               Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial29 in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(v)                No control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

8.	Standard Review Follow-Ons.

(a)                 General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer and the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer:

(i)                  the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time; and

(ii)                the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

[29]	In determining whether a holding is “immaterial” for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

(b)                No Board Approval Required. A Regulated Fund may participate in the Follow-On Investment without obtaining prior approval of the Required Majority if:

(i)                  (A) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,30 immediately preceding the Follow-On Investment; and (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); or

(ii)                it is a Non-Negotiated Follow-On Investment.

(c)                 Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Follow-On Investment, solely to the extent that a Required Majority makes the determinations set forth in Condition 2(c).

If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition, the Eligible Directors must complete this review of the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment.

(d)                Allocation. If, with respect to any such Follow-On Investment:

(i)                  the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)                the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above.

(e)                 Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this Application.

9.	Enhanced Review Follow-Ons.

(a)                 General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i)                  the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time;

(ii)                the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund; and

(iii)              the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)                Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms and makes the determinations set forth in Condition 2(c). In addition, the Follow-On Investment may only be completed in reliance on the Order if the Required Majority of each participating Regulated Fund determines that the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable. The basis for the Board’s findings will be recorded in its minutes.

[30]	To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds and Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds or Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

(c)                 Additional Requirements. The Follow-On Investment may only be completed in reliance on the Order if:

(i)                  Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(ii)                Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iii)              Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(iv)               No control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

(d)                Allocation. If, with respect to any such Follow-On Investment:

(i)                  the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)                the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above.

(e)                 Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this Application.

10.	Board Reporting, Compliance and Annual Re-Approval

(a)                 Each Adviser to a Regulated Fund will present to the Board of each Regulated Fund, on a quarterly basis, and at such other times as the Board may request, (i) a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or any of the Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why such investment opportunities were not made available to the Regulated Fund; (ii) a record of all Follow-On Investments in and Dispositions of investments in any issuer in which the Regulated Fund holds any investments by any Affiliated Fund or other Regulated Fund during the prior quarter; and (iii) all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds, that the Regulated Fund considered but declined to participate in, so that the Independent Directors, may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions.

(b)                All information presented to the Regulated Fund’s Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter and will be subject to examination by the Commission and its staff.

(c)                 Each Regulated Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and Conditions of the Application and the procedures established to achieve such compliance. In the case of a BDC Downstream Fund that does not have a chief compliance officer, the chief compliance officer of the BDC that controls the BDC Downstream Fund will prepare the report for the relevant Independent Party.

(d)                The Independent Directors (including the non-interested members of each Independent Party) will consider at least annually whether continued participation in new and existing Co-Investment Transactions is in the Regulated Fund’s best interests.

11.           Record Keeping. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f).

12.           Director Independence. No Independent Director (including the non-interested members of any Independent Party) of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise be an “affiliated person” (as defined in the Act) of any Affiliated Fund.

13.           Expenses. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Advisers under their respective advisory agreements with the Regulated Funds and the Affiliated Funds, be shared by the Regulated Funds and the participating Affiliated Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

14.            Transaction Fees31. Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding brokerage or underwriting compensation permitted by Section 17(e) or 57(k)) received in connection with any Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the participants. None of the Advisers, the Affiliated Funds, the other Regulated Funds or any affiliated person of the Affiliated Funds or the Regulated Funds will receive any additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction other than (i) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(B)(z), (ii) brokerage or underwriting compensation permitted by Section 17(e) or 57(k), or (iii) in the case of the Advisers, investment advisory compensation paid in accordance with investment advisory agreements between the applicable Regulated Fund(s) or Affiliated Fund(s) and its Adviser.

15.           Independence. If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares in the same percentages as the Regulated Fund’s other shareholders (not including the Holders) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable State law affecting the Board’s composition, size or manner of election.

VI.        PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Michael J Arougheti Chief Executive Officer Ares Management Corporation 1800 Avenue of the Stars, Suite 1400 Los Angeles, CA 90067 (310) 201-4100	Naseem Sagati Aghili General Counsel Ares Management Corporation 1800 Avenue of the Stars, Suite 1400 Los Angeles, CA 90067 (310) 201-4100

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Nicole M. Runyan, P.C. Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4800 nicole.runyan@kirkland.com

Applicants desire that the Commission issue an Order pursuant to Rule 0-5 without conducting a hearing.

Pursuant to Rule 0-2, each person executing the Application on behalf of an Applicant says that he or she has duly executed the Application for and on behalf of such Applicant; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each deponent to execute and file the Application have been taken.

The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) are below.

[31]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

B.	Authorization

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this 20th day of February 2025.

ARES CAPITAL CORPORATION

By:	/s/ Joshua M. Bloomstein
Name: Joshua M. Bloomstein
Title: General Counsel, Vice President and Secretary

ARES CORE INFRASTRUCTURE FUND

By:	/s/ Noah Ehrenpreis
Name: Noah Ehrenpreis
Title: Vice President and Assistant Secretary

ARES DYNAMIC CREDIT ALLOCATION FUND, INC.

By:	/s/ Ian Fitzgerald
Name: Ian Fitzgerald
Title: General Counsel and Secretary

ARES PRIVATE MARKETS FUND

By:	/s/ Matthew Jill
Name: Matthew Jill
Title: Vice President and Assistant Secretary

ARES STRATEGIC INCOME FUND

By:	/s/ Joshua M. Bloomstein
Name: Joshua M. Bloomstein
Title: General Counsel and Secretary

CION ARES DIVERSIFIED CREDIT FUND

By:	/s/ Ian Fitzgerald
Name: Ian Fitzgerald
Title: General Counsel and Secretary

Ares Capital CP Funding LLC, Ares Capital JB Funding LLC, ACAP IV Levered LP, ACAP IV Unlevered LP, ARCC FB Funding LLC, ACE III Master Fund, L.P., ACIP Investment Management LLC, ACIP Parallel Fund A, L.P., ACIP Apex Co-Investment, L.P., ACME Private Credit Fund LP, ACOF Investment Management LLC, ACOF IV ATD Co-Invest, L.P., ACOF Operating Manager II, L.P., ACOF Operating Manager III, LLC, ACOF Operating Manager IV, LLC, ACOF Operating Manager, L.P., ADREX Advisor LLC, AEIF Kleen Investor, LLC, AEIF Linden Blocker II LLC, AEPEP III N Strategic Co-Invest, L.P., AEPEP IV N Strategic Co-Invest, L.P., AF V APR Co-Invest, L.P., AIREX Advisor LLC, Ambition Holdings, L.P., APSecurities Manager LP, AREG AC Makena Holdings LLC, AREG Iberian Residential Co-Invest Vehicle SCSp, AREG Iberian Residential Vehicle II SCSp, AREG Kennedy Co-Invest S.C.A., AREG Leopard Partners SCSp, AREG LPKC Partners, L.P., AREG Makena Management L.P., AREOF IV Co-Invest P, L.P., Ares Alternative Credit Management LLC, Ares Apex Pooling, LLC, Ares Asia Management Ltd, Ares ASIP VII Management, L.P., Ares Asset-Backed Loan Fund LP, Ares Badger Fund LP, Ares Cactus Operating Manager, L.P., Ares Capital Europe IV (E) Levered, Ares Capital Europe IV (E) Unlevered, Ares Capital Europe IV (G) Levered, Ares Capital Europe IV (G) Unlevered, Ares Capital Europe V (E) Levered, Ares Capital Europe V (E) Unlevered, Ares Capital Europe V (G) Levered, Ares Capital Europe V (G) Unlevered, Ares Capital Europe VI (E) Levered, Ares Capital Europe VI (E) Unlevered, Ares Capital Europe VI (E) II Levered, L.P., Ares Capital Europe VI (E) II Unlevered, L.P., Ares Capital Europe VI (G) Levered, Ares Capital Europe VI (G) Unlevered, Ares Capital Europe, L.P., Ares Capital Management LLC, Ares Capital Management II LLC, Ares Capital Management III LLC, Ares Centre Street Management, L.P., Ares Centre Street Partnership, L.P., Ares Centre Street Pathfinder Core Plus Partnership LP, Ares CIP (V) Management LLC, Ares Climate Infrastructure Partners, L.P., Ares Climate Infrastructure Partners II, L.P., Ares Climate Infrastructure Partners II-A, L.P., Ares Climate Infrastructure Partners II-B, L.P., Ares Climate Infrastructure Strategies Fund (C), L.P., Ares CLO Funding I, L.P., Ares CLO Funding III LP, Ares CLO Management LLC, Ares CLO Management XXVII, L.P., Ares CLO Management II, LLC, Ares CLO Management IIIR/IVR, L.P., Ares CLO Management VIR, L.P., Ares CLO Management VR, L.P., Ares CLO Management X, L.P., Ares CLO Management XI, L.P., Ares CLO Management XX, L.P., Ares CLO Management XXI, L.P., Ares CLO Management XXIX, L.P., Ares CLO Warehouse 2021-6 Ltd., Ares CLO Warehouse 2021-8 Ltd., Ares CLO Warehouse 2024-3 Ltd., Ares Commercial Finance LP, Ares Commercial Finance Management, LP, Ares Commercial Real Estate Corporation, Ares Commercial Real Estate Management LLC, Ares Corporate Opportunities Fund Asia, L.P., Ares Corporate Opportunities Fund III, L.P., Ares Corporate Opportunities Fund IV, L.P., Ares Corporate Opportunities Fund V, L.P., Ares Corporate Opportunities Fund VI Parallel (Foreign), L.P., Ares Corporate Opportunities Fund VI Parallel (TE), L.P., Ares Corporate Opportunities Fund VI, L.P., Ares Corporate Opportunities Fund VII, L.P., Ares Corporate Opportunities Fund VII Parallel (Foreign), L.P., Ares Corporate Opportunities Fund VII Parallel (Lux Foreign), SCSp,

Ares Corporate Opportunities Fund VII Parallel (TE), L.P., Ares Credit Hedge Fund LP, Ares Credit Investment Partnership (CP), L.P., Ares Credit Investment Partnership (MD), L.P., Ares Credit Investment Partnership I (V) L.P., Ares Credit Investment Partnership II (A), L.P., Ares Credit Investment Partnership II CD LP, Ares Credit Secondaries LP, Ares Credit Secondaries (Lux) SCSp, Ares Credit Secondaries (Offshore) LP, Ares Credit Strategies Feeder III UK, L.P., Ares Credit Strategies Fund I, L.P., Ares Credit Strategies Fund III, L.P., Ares Credit Strategies Insurance Dedicated Fund - Series of SALI Multi Series Fund LP, Ares CSF III Investment Management, LLC, Ares CSF IV Management LLC, Ares CSF Operating Manager I, LLC, Ares Customized Credit Fund L.P., Ares Direct Finance I LP, Ares Direct Investments (AC) LP, Ares Direct Lending Opportunities LLC, Ares Direct Lending Opportunities Offshore LLC, Ares Direct Lending Opportunities Parallel LLC, Ares Diversified Credit Strategies Fund (S), L.P., Ares Diversified Credit Strategies Fund II (IM), L.P., Ares Diversified Real Estate Exchange LLC, Ares EHP Co-Invest Holdings, L.P., Ares EIF Management, LLC, Ares Emerald Private Credit LP, Ares Energy Investors Fund V, L.P., Ares Energy Opportunities Fund A, L.P., Ares Energy Opportunities Fund B, L.P., Ares Energy Opportunities Fund, L.P., Ares Enhanced Credit Opportunities Investment Management II, LLC, Ares Enhanced Credit Opportunities Master Fund II, LTD., Ares Enhanced Loan Investment Strategy Advisor IV, L.P., Ares Enhanced Loan Investment Strategy II, LTD., Ares Enhanced Loan Investment Strategy III, LTD., Ares Enhanced Loan Investment Strategy IR, LTD., Ares Enhanced Loan Management II, L.P., Ares Enhanced Loan Management III, L.P., Ares Enhanced Loan Management IR, L.P., Ares EPIC Co-Invest II, L.P., Ares EPIC Co-Invest, L.P., Ares European CLO II B.V., Ares European CLO IX Designated Activity Company, Ares European CLO VI Designated Activity Company, Ares European CLO VII Designated Activity Company, Ares European CLO VIII Designated Activity Company, Ares European CLO X Designated Activity Company, Ares European CLO XI Designated Activity Company, Ares European CLO XII Designated Activity Company, Ares European CLO XIII Designated Activity Company, Ares European CLO XIV Designated Activity Company, Ares European CLO XV Designated Activity Company, Ares European CLO XVI Designated Activity Company, Ares European Credit Investments I (C), L.P., Ares European Credit Investments II (G), L.P., Ares European Credit Investments III (K), L.P., Ares European Credit Investments IV (A), L.P., Ares European Credit Investments V (X), L.P., Ares European Credit Investments VI (N), L.P., Ares European Credit Investments VII (CP), L.P., Ares European Credit Investments VIII (M), L.P., Ares European Credit Investments IX (AF), L.P., Ares European Credit Solutions Fund (Master) FCP, Ares European Credit Strategies Fund II (B), L.P., Ares European Credit Strategies Fund III (A), L.P., Ares European Credit Strategies Fund IV (M), L.P., Ares European Credit Strategies Fund IX (C), L.P., Ares European Credit Strategies Fund V (G) L.P., Ares European Credit Strategies Fund VI (B), LP, Ares European Credit Strategies Fund VII (Palo Verde), L.P., Ares European Credit Strategies Fund X (T), L.P., Ares European Credit Strategies Fund XI (S), L.P., Ares European Credit Strategies Fund XII (Z), SCSp RAIF - Sub-Fund 1, Ares European Credit Strategies Fund XII (Z), SCSp RAIF - Sub-Fund 2, Ares European Loan Funding II, Ares European Loan Funding S.L.P., Ares European Loan Management LLP, Ares European Property Enhancement Parallel Partners III SCSp, Ares European Property Enhancement Partners II, L.P., Ares European Property Enhancement Partners III SCSp, Ares European Property Enhancement Partners IV SCSp, Ares European Real Estate Fund VI SCSp, Ares Global Credit Fund S.C.A., SICAV-RAIF - Ares European Loan Fund (G), Ares Global Credit Fund S.C.A., SICAV-RAIF - Ares U.S. Loan Fund (G), Ares Global High Grade CLO Debt Fund, L.P., Ares Global Loan Funding I Limited, Ares Global Multi-Asset Credit Master Fund, L.P., Ares Global Structured Solutions LP, Ares Global Structured Solutions Master (MA) LP, Ares Global Structured Solutions Master AIV (MA) LP, Ares Ground Lease Partners, L.P., Ares HICOF Operating Manager, L.P., Ares High Income Credit Opportunities Fund II (Master) LP, Ares High Income Credit Opportunities Fund, L.P., Ares High Yield Strategies Fund IV Management, L.P., Ares HRO-C Partners, L.P., Ares ICOF II Management, LLC, Ares ICOF II Master Fund, L.P., Ares ICOF III Fund (CAYMAN) LP, Ares ICOF III Fund (Delaware) LP, Ares ICOF III Management LP, Ares IDF Management LLC, Ares IDF VI Airports Co-Investment LP, Ares IIIR/IVR CLO LTD., Ares Income Opportunity Fund, L.P., Ares Industrial Real Estate Exchange LLC, Ares Industrial Real Estate Fund GP LLC, Ares Industrial Real Estate Fund LP, Ares Industrial Real Estate Fund Manager LLC, Ares Industrial Real Estate Income Trust Inc., Ares Industrial Real Estate Income Trust Inc. - Build-To-Core Industrial Partnership I LP, Ares Industrial Real Estate Income Trust Inc.- Build-To-Core Industrial Partnership II LP, Ares Industrial Real Estate Income Trust Inc.-Build-To-Core Industrial Partnership III LLC, Ares Infra Debt Strategies Fund (A), LP, Ares Infrastructure Debt Fund V (ELP), L.P., Ares Infrastructure Debt Fund V (EUR), L.P., Ares Infrastructure Debt Fund V (GBP Hedged), L.P., Ares Infrastructure Debt Fund V (JPY), L.P., Ares Infrastructure Debt Fund V (Tranche SMA), L.P., Ares Infrastructure Debt Fund V (USD Hedged), L.P., Ares Infrastructure Debt Fund VI (USD L) LP, Ares Infrastructure Debt Fund VI (USD O U) LP, Ares Infrastructure Debt Fund VI (Ontario USD U) LP, Ares Infrastructure Debt Fund VI (USD U) LP, Ares Infrastructure Debt Asia (ELP No. 1) L.P., Ares Infrastructure Debt Asia (ELP No. 2) L.P., Ares Institutional Credit Fund L.P., Ares Institutional High Yield Master Fund LP, Ares Institutional Loan Fund, L.P., Ares Institutional Structured Credit Management, L.P., Ares Insurance Infrastructure Secondaries Fund I LP, Ares Insurance PE Secondaries Fund I LP, Ares Insurance PE Secondaries Fund II LP, Ares Insurance PE Secondaries Fund III LP, Ares Insurance RE Secondaries Fund I LP, Ares Jasper Fund, L.P., Ares L CLO Ltd., Ares LI CLO Ltd., Ares LII CLO Ltd., Ares LIII CLO Ltd., Ares LIV CLO Ltd., Ares LIX CLO Ltd., Ares Loan Funding I, Ltd., Ares Loan Funding II, Ltd., Ares Loan Funding III, Ltd., Ares Loan Funding VI, Ltd., Ares Loan Funding VII, Ltd., Ares Loan Funding VIII, Ltd., Ares Loan Trust 2011, Ares Loan Trust 2016, Ares LV CLO Ltd. (fka Ares CLO Warehouse 2018-6), Ares LVI CLO Ltd., Ares LVII CLO Ltd., Ares LVIII CLO Ltd., Ares LX CLO Ltd., Ares LXI CLO Ltd., Ares LXII CLO Ltd., Ares LXIII CLO Ltd., Ares LXIV CLO Ltd., Ares LXV CLO Ltd., Ares LXVI CLO Ltd., Ares LXVII CLO Ltd., Ares LXXI CLO Ltd., Ares LXXII CLO Ltd., Ares LXXIV CLO Ltd., Ares LXXI Income Note Ltd., Ares Management Limited, Ares Management LLC, Ares Management Luxembourg S.a.r.l., Ares Management UK Limited, Ares Marina Fund, L.P., Ares MC Credit Secondaries Co LP, Ares Mezzanine Management LLC, Ares Mezzanine Partners, L.P., Ares MIC Asia LP, Ares Midway Partners, L.P., Ares Minerva Co-Invest, L.P., Ares MSCF V (H) Management LLC, Ares Multi-Asset Credit Strategies Fund LP, Ares Multi-Credit Fund LLC, Ares Multi-Credit Fund (IL) LLC, Ares Multi-Strategy Credit Fund V (H), L.P., Ares ND Credit Strategies Fund LLC, Ares OC European Debt Partners L.P., Ares OC European Debt Partners II L.P., Ares PA Opportunities Fund, L.P., Ares Pan-European Logistics Partnership, L.P., Ares Pathfinder Core Fund (Offshore), L.P., Ares Pathfinder Core Fund, L.P., Ares Pathfinder Fund (Offshore), L.P., Ares Pathfinder Fund, L.P., Ares Pathfinder Fund II, L.P., Ares Pathfinder Fund II (Offshore), L.P., Ares Pathfinder Park Estate Co-Invest Fund LP, Ares PBN Finance Co. LLC, Ares PBN Finance Co. II LLC,

Ares PE Extended Value Fund LP, Ares PG Co-Invest L.P., Ares Priority Loan Co-Invest LP, Ares Prime DC Co-Invest Fund, LP, Ares Private Account Management I, L.P., Ares Private Credit Solutions (Cayman), L.P., Ares Private Credit Solutions (Offshore) II, L.P., Ares Private Credit Solutions II, L.P., Ares Private Credit Solutions, L.P., Ares Private Debt Strategies Fund II, L.P., Ares Private Opportunities (A) LP, Ares Private Opportunities (CP), L.P., Ares Private Opportunities (N) LP, Ares Private Opportunities (NYC), L.P., Ares Private Opportunities (P) LP, Ares Private Opportunities 2020 (C), LP, Ares RE Secondaries Co-Investment AD Fund LP, Ares Real Estate Enhanced Income Fund, L.P., Ares Real Estate Management Holdings, LLC, Ares Real Estate Income Trust Inc., Ares Real Estate Secured Income Fund, L.P., Ares RF Co-Invest (H), L.P., Ares RF Co-Invest, L.P., Ares RLG Co-Invest Holdings, L.P., Ares RTH Co-Invest LP, Ares SB Co-Invest Fund, L.P., Ares SBIC Investment Management LLC, Ares SCM Co-Invest III, L.P., Ares Secondaries Advisors LLC, Ares Secondaries Infrastructure Solutions III, Ares Senior Credit Investment Partnership (CP) LP, Ares Senior Credit Master Fund (U) III LP, Ares Senior Credit Master Fund III LP, Ares Senior Direct Lending Master Fund Designated Activity Company, Ares Senior Direct Lending Master Fund II Designated Activity Company, Ares Senior Direct Lending Parallel Fund (L) II, L.P., Ares Senior Direct Lending Parallel Fund (L), L.P., Ares Senior Direct Lending Parallel Fund (U) B, L.P., Ares Senior Direct Lending Parallel Fund (U) II, L.P., Ares Senior Direct Lending Parallel Fund (U), L.P., Ares Senior Loan Trust, Ares Senior Loan Trust Management L.P., Ares SDL Capital Management LLC, Ares SFERS Credit Strategies Fund LLC, Ares SLR Co-Invest Holdings LP, Ares SME (Parallel), L.P., Ares Special Opportunities Fund (Offshore), L.P., Ares Special Opportunities Fund, L.P., Ares Special Opportunities Fund II (Jersey A) L.P., Ares Special Opportunities Fund II (Jersey) L.P., Ares Special Opportunities Fund II (Offshore), L.P., Ares Special Opportunities Fund II, L.P., Ares Special Opportunities Fund III LP, Ares Special Opportunities Fund III Offshore (D) LP, Ares Special Opportunities Fund III Offshore (L) SCSp, Ares Special Situations Fund III, L.P., Ares Special Situations Fund IV, L.P., Ares Sports, Media and Entertainment Finance (Offshore), L.P., Ares Sports, Media and Entertainment Finance, L.P., Ares Sports, Media and Entertainment Finance (Offshore) II LP, Ares Sports, Media and Entertainment Finance II LP, Ares Sports, Media and Entertainment Opportunities LP, Ares Management Asia (Australia) Pty Ltd, Ares Management Asia (Hong Kong) Limited, Ares Management Asia (Cayman) Limited, Ares Management Asia (Mauritius) Ltd, Ares Management Asia (Singapore) Pte. Ltd., Ares Management Asia (Thailand) Limited, Ares SSG Capital Partners VI, L.P., Ares SSG Excelsior Co-Investment, L.P., Ares Asia Direct Lending LP, Ares SSG Secured Lending Opportunities III, L.P., Ares Strategic Investment Partners IV, Ares Targeted Liquid Asset Strategy LP, Ares UK Credit Strategies, L.P., Ares U.S. CLO Management III LLC – Series A, Ares US Real Estate Fund X, L.P., Ares US Real Estate Fund X-A, L.P., Ares US Real Estate Fund X-B, L.P., Ares US Real Estate Fund XI, L.P., Ares US Real Estate Fund XI-A, L.P., Ares US Real Estate Fund XI-B, L.P., Ares US Real Estate Opportunity Fund III, L.P., Ares US Real Estate Opportunity Fund IV, L.P., Ares US Real Estate Opportunity Management, L.P., Ares US Real Estate Opportunity Parallel Fund III-A, L.P., Ares US Real Estate Opportunity Parallel Fund III-B, L.P., Ares US Real Estate Opportunity Parallel Fund IV-A, L.P., Ares US Real Estate Opportunity Parallel Fund IV-B II, L.P., Ares US Real Estate Opportunity Parallel Fund IV-B, L.P., Ares VAL Co-Invest Holdings I, L.P., Ares VAL Co-Invest Holdings II, L.P., Ares VIR CLO LTD., Ares VR CLO, LTD., Ares X CLO LTD., Ares XI CLO LTD., Ares XL CLO Ltd, Ares XLI CLO Ltd, Ares XLII CLO Ltd., Ares XLIII CLO Ltd., Ares XLIV CLO Ltd., Ares XLIX CLO Ltd, Ares XLV CLO Ltd., Ares XLVI CLO LTD, Ares XLVII CLO LTD, Ares XLVIII CLO Ltd., Ares XX CLO LTD, Ares XXI CLO LTD., Ares XXIX CLO LTD, Ares XXVII CLO LTD, Ares XXVIIIR CLO Ltd., Ares XXXIIR CLO Ltd., Ares XXXIR CLO Ltd., ARES XXXIV CLO LTD., Ares XXXIX CLO Ltd., Ares XXXVII CLO, LTD, Ares XXXVIII CLO, LTD, Ares XXXVR CLO Ltd, ASIP Operating Manager IV, LLC, ASOF Delaware Feeder, L.P., ASOF Direct Investments (A), L.P., ASOF Investment Management LLC, Ares Insurance Partners, L.P., Ares Insurance Solutions LLC, Aspida Holdings Ltd., Aspida Life Re Ltd., Aspida Holdings LLC, Aspida Re (Bermuda) Ltd., Aspida Re Services Ltd., Aspida Risk Advisors, LLC, Aspida Financial Services, LLC, Aspida Life Insurance Company, ASSF Operating Manager III, LLC, ASSF Operating Manager IV, L.P., BCG BTC III Managing Member LLC, Cal Ares Real Estate Debt Partners, LLC, Chengdu Ares Yuanjing Equity Investment Fund L.P., Chengdu Ares Yuankang Investment Management Co Ltd, Chimney Tops Loan Fund, LLC, CION Ares Management, LLC, COLTS 2005-2 LTD., Columbus Opportunity Fund, L.P., Credit Investment Partnership (K) LP, Crestline Denali Capital LLC, Crestline Denali CLO XIV, Ltd., Crestline Denali CLO XV, Ltd., Crestline Denali CLO XVI, Ltd., Crestline Denali CLO XVII, Ltd., Denali Capital CLO X, Ltd., Denali Capital CLO XI, Ltd., Denali Capital CLO XII, Ltd., EIF Channelview Blocker, LLC, EIF Oregon, LLC, Hush Lux S.a.r.l., Industrial Property Advisors Sub III LLC, Ivy Hill Asset Management, L.P., Ivy Hill Investment Holdings, LLC, Ivy Hill Middle Market Credit Fund IV, LTD., Ivy Hill Middle Market Credit Fund IX, LTD, Ivy Hill Middle Market Credit Fund V, LTD., Ivy Hill Middle Market Credit Fund VII, LTD., Ivy Hill Middle Market Credit Fund VIII, LTD., Ivy Hill Middle Market Credit Fund XII, LTD, Ivy Hill Middle Market Credit Fund XIV, Ltd, Ivy Hill Middle Market Credit Fund XVI, Ltd., Ivy Hill Middle Market Credit Fund XVII, Ltd., Ivy Hill Middle Market Credit Fund XIX, Ltd., Ivy Hill Middle Market Credit Fund XX, Ltd., Ivy Hill Middle Market Credit Fund XXI, Ltd., Ivy Hill Middle Market Credit Fund XVIII, Ltd., Ivy Hill Revolver Funding LP, Ivy Hill Revolver Funding II LP, Landmark - NYC Fund I, L.P., Landmark Equity Advisors LLC, Landmark Equity CT Co-Investment Fund I, L.P., Landmark Equity Partners XIII, L.P., Landmark Equity Partners XIII-A, L.P., Landmark Equity Partners XIV, L.P., Landmark Equity Partners XV, L.P., Landmark Equity Partners XVI Co-Investment Fund, L.P., Landmark Equity Partners XVI, L.P., Landmark Equity Partners XVII Co-Investment Fund, L.P., Landmark Equity Partners XVII, L.P, Landmark Equity Partners XVII-B, L.P., Landmark Growth Capital Partners, L.P., Landmark Hudson Partners I, L.P., Landmark IAM Growth Capital, L.P., Landmark IAM Real Estate Partnership V, L.P., Landmark Infrastructure Partners II, L.P., Landmark Pacific Partners II, L.P., Landmark Pacific Partners, L.P. – Series A, Landmark Pacific Partners, L.P. – Series B, Landmark Pacific Partners, L.P. – Series C, Landmark Partners 1907 Fund I, L.P., Landmark Partners 1907 Fund II, L.P., Landmark Partners 1907 Fund III, L.P., Landmark Partners Insurance Fund Series Interests of the SALI Multi-Series Fund, L.P., Landmark Private Opportunities (FG) 2021, L.P., Landmark Realty Advisors LLC, Landmark Real Estate CT Co-Investment Fund I, L.P., Landmark Real Estate Partners IX Co-Investment Fund, L.P., Landmark Real Estate Partners IX, L.P., Landmark Real Estate Partners Sunshine Co-Investment Fund, L.P., Landmark Real Estate Partners V, L.P., Landmark Real Estate Partners VI Offshore, L.P., Landmark Real Estate Partners VI, L.P., Landmark Real Estate Partners VII Offshore, L.P., Landmark Real Estate Partners VII OPERS Co-Investment, L.P., Landmark Real Estate Partners VII, L.P., Landmark Real Estate Partners VIII Co-Investment Fund, L.P., Landmark Real Estate Partners VIII, L.P., Landmark Real Estate Partners VIII-A, L.P., Landmark Real Estate Partners VIII-Campbell Co-Investment, L.P.,

Landmark Real Estate Partners IX-Campbell Co-Investment, L.P., Landmark Real Estate Partners VII-IP Co-Investment, L.P., Landmark Real Estate Partners VI-OPERS Co-Investment, L.P., Landmark Sing Co-Investment Fund I, L.P., Landmark Tig Co-Investment Fund I, L.P., Landmark TX ERS Co-Investment Fund I, L.P., Landmark TX ERS Co-Investment Fund II, L.P., Legacy SCM Aggregator, LLC, Luomus Fund, L.P., LWFB Co-Investment Fund I, L.P., MC Ares US RE JV LP, MC European Real Estate Debt Parent LP, MC European Real Estate Debt Parent II, L.P., MC Investments Parent L.P, NCL III - Outside Opportunities B, NCL Investments II - Outside Opportunities Series A, NCL Investments II - Outside Opportunities Series B, NCL Investments II - PE Series, NCL Investments II - RA Series, NCL Investments II - RE Series, NCL Investments III PE Series, NCL Investments III RA Series, NCL Investments III RE Series, NCL Investments III, L.P. Outside Opportunities Series A, NCL Investments IV LP, NCL Investments, L.P. - PE Series, NCL Investments, L.P. - RA Series, NCL Investments, L.P. - RE Series, New CARS OP LLC, Passero 18, L.P., Private Credit Fund C-1 Holdco, LLC – Series 1, Private Credit Fund C-1 Holdco, LLC – Series 2, Private Credit Fund O, LLC, Private Debt Strategies Fund III, L.P., Private Debt Strategies Fund IV, L.P., Private Debt Strategies Fund V, L.P., RCS SBIC Fund II, L.P., Ares Management Asia (Shanghai) Limited, Spring Bridge Partners (Longshore), LP, Spring Bridge Partners (PES) Fund, LP, Spring Bridge Partners, L.P., SSG Capital Partners I Side Pocket, L.P., SSG Capital Partners II, L.P., SSG Capital Partners III, LP, SSG Capital Partners IV SIDECAR, L.P., SSG Capital Partners IV, L.P., SSG Capital Partners V SIDECAR, L.P., SSG Capital Partners V, L.P., SSG Secured Lending Opportunities I-A, L.P., SSG Secured Lending Opportunities II, L.P., VEF Group Management, LLC, Wafra Venture Master Fund I

By:	/s/ Penni F. Roll
	Name:	Penni F. Roll
	Title:	Authorized Person

Ares Management Capital Markets LLC

By:	/s/ Heather Braun
	Name:	Heather Braun
	Title:	Chief Operating Officer

Verification

The undersigned states that he has duly executed the attached application dated as of February 20, 2025 for and on behalf of Ares Capital Corporation; that he is the General Counsel, Vice President and Secretary of such company; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ARES CAPITAL CORPORATION

By:	/s/ Joshua M. Bloomstein
Name: Joshua M. Bloomstein
Title: General Counsel, Vice President and Secretary

Verification

The undersigned states that he has duly executed the attached application dated as of February 20, 2025 for and on behalf of Ares Core Infrastructure Fund; that he is a Vice President and Assistant Secretary of such company; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ARES CORE INFRASTUCTURE FUND

By:	/s/ Noah Ehrenpreis
Name: Noah Ehrenpreis
Title: Vice President and Assistant Secretary

Verification

The undersigned states that he has duly executed the attached application dated as of February 20, 2025 for and on behalf of Ares Dynamic Credit Allocation Fund, Inc.; that he is the General Counsel and Secretary of such company; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ARES DYNAMIC CREDIT ALLOCATION FUND, INC.

By:	/s/ Ian Fitzgerald
Name: Ian Fitzgerald
Title: General Counsel and Secretary

Verification

The undersigned states that he has duly executed the attached application dated as of February 20, 2025 for and on behalf of Ares Private Markets Fund; that he is a Vice Preisdent and Assistant Secretary of such company; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ARES PRIVATE MARKETS FUND

By:	/s/ Matthew Jill
Name: Matthew Jill
Title: Vice President and Assistant Secretary

Verification

The undersigned states that he has duly executed the attached application dated as of February 20, 2025 for and on behalf of Ares Strategic Income Fund; that he is the General Counsel and Secretary of such company; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ARES STRATEGIC INCOME FUND

By:	/s/ Joshua M. Bloomstein
Name: Joshua M. Bloomstein
Title: General Counsel and Secretary

Verification

The undersigned states that he has duly executed the attached application dated as of February 20, 2025 for and on behalf of CION Ares Diversified Credit Fund; that he is the General Counsel and Secretary of such company; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CION ARES DIVERSIFIED CREDIT FUND

By:	/s/ Ian Fitzgerald
Name: Ian Fitzgerald
Title: General Counsel and Secretary

Verification

The undersigned states that she has duly executed the attached application dated as of February 20, 2025 for and on behalf of each entity listed below; that she is the authorized person of each such entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Ares Capital CP Funding LLC, Ares Capital JB Funding LLC, ARCC FB Funding LLC, ACAP IV Levered LP, ACAP IV Unlevered LP, ACE III Master Fund, L.P., ACIP Investment Management LLC, ACIP Parallel Fund A, L.P., ACIP Apex Co-Investment, L.P., ACME Private Credit Fund LP, ACOF Investment Management LLC, ACOF IV ATD Co-Invest, L.P., ACOF Operating Manager II, L.P., ACOF Operating Manager III, LLC, ACOF Operating Manager IV, LLC, ACOF Operating Manager, L.P., ADREX Advisor LLC, AEIF Kleen Investor, LLC, AEIF Linden Blocker II LLC, AEPEP III N Strategic Co-Invest, L.P., AEPEP IV N Strategic Co-Invest, L.P., AF V APR Co-Invest, L.P., AIREX Advisor LLC, Ambition Holdings, L.P., APSecurities Manager LP, AREG AC Makena Holdings LLC, AREG Iberian Residential Co-Invest Vehicle SCSp, AREG Iberian Residential Vehicle II SCSp, AREG Kennedy Co-Invest S.C.A., AREG Leopard Partners SCSp, AREG LPKC Partners, L.P., AREG Makena Management L.P., AREOF IV Co-Invest P, L.P., Ares Alternative Credit Management LLC, Ares Apex Pooling, LLC, Ares Asia Management Ltd, Ares ASIP VII Management, L.P., Ares Asset-Backed Loan Fund LP, Ares Badger Fund LP, Ares Cactus Operating Manager, L.P., Ares Capital Europe IV (E) Levered, Ares Capital Europe IV (E) Unlevered, Ares Capital Europe IV (G) Levered, Ares Capital Europe IV (G) Unlevered, Ares Capital Europe V (E) Levered, Ares Capital Europe V (E) Unlevered, Ares Capital Europe V (G) Levered, Ares Capital Europe V (G) Unlevered, Ares Capital Europe VI (E) Levered, Ares Capital Europe VI (E) Unlevered, Ares Capital Europe VI (E) II Levered, L.P., Ares Capital Europe VI (E) II Unlevered, L.P., Ares Capital Europe VI (G) Levered, Ares Capital Europe VI (G) Unlevered, Ares Capital Europe, L.P., Ares Capital Management LLC, Ares Capital Management II LLC, Ares Capital Management III LLC, Ares Centre Street Management, L.P., Ares Centre Street Partnership, L.P., Ares Centre Street Pathfinder Core Plus Partnership LP, Ares CIP (V) Management LLC, Ares Climate Infrastructure Partners, L.P., Ares Climate Infrastructure Partners II, L.P., Ares Climate Infrastructure Partners II-A, L.P., Ares Climate Infrastructure Partners II-B, L.P., Ares Climate Infrastructure Strategies Fund (C), L.P., Ares CLO Funding I, L.P., Ares CLO Funding III LP, Ares CLO Management LLC, Ares CLO Management XXVII, L.P., Ares CLO Management II, LLC, Ares CLO Management IIIR/IVR, L.P., Ares CLO Management VIR, L.P., Ares CLO Management VR, L.P., Ares CLO Management X, L.P., Ares CLO Management XI, L.P., Ares CLO Management XX, L.P., Ares CLO Management XXI, L.P., Ares CLO Management XXIX, L.P., Ares CLO Warehouse 2021-6 Ltd., Ares CLO Warehouse 2021-8 Ltd., Ares CLO Warehouse 2024-3 Ltd., Ares Commercial Finance LP, Ares Commercial Finance Management, LP, Ares Commercial Real Estate Corporation, Ares Commercial Real Estate Management LLC, Ares Corporate Opportunities Fund Asia, L.P., Ares Corporate Opportunities Fund III, L.P., Ares Corporate Opportunities Fund IV, L.P., Ares Corporate Opportunities Fund V, L.P., Ares Corporate Opportunities Fund VI Parallel (Foreign), L.P., Ares Corporate Opportunities Fund VI Parallel (TE), L.P., Ares Corporate Opportunities Fund VI, L.P., Ares Corporate Opportunities Fund VII, L.P., Ares Corporate Opportunities Fund VII Parallel (Foreign), L.P., Ares Corporate Opportunities Fund VII Parallel (Lux Foreign), SCSp, Ares Corporate Opportunities Fund VII Parallel (TE), L.P., Ares Credit Hedge Fund LP, Ares Credit Investment Partnership (CP), L.P., Ares Credit Investment Partnership (MD), L.P., Ares Credit Investment Partnership I (V) L.P., Ares Credit Investment Partnership II (A), L.P., Ares Credit Investment Partnership II CD LP, Ares Credit Secondaries LP, Ares Credit Secondaries (Lux) SCSp, Ares Credit Secondaries (Offshore) LP, Ares Credit Strategies Feeder III UK, L.P., Ares Credit Strategies Fund I, L.P., Ares Credit Strategies Fund III, L.P., Ares Credit Strategies Insurance Dedicated Fund - Series of SALI Multi Series Fund LP, Ares CSF III Investment Management, LLC, Ares CSF IV Management LLC, Ares CSF Operating Manager I, LLC, Ares Customized Credit Fund L.P., Ares Direct Finance I LP, Ares Direct Investments (AC) LP, Ares Direct Lending Opportunities LLC, Ares Direct Lending Opportunities Offshore LLC, Ares Direct Lending Opportunities Parallel LLC, Ares Diversified Credit Strategies Fund (S), L.P., Ares Diversified Credit Strategies Fund II (IM), L.P., Ares Diversified Real Estate Exchange LLC, Ares EHP Co-Invest Holdings, L.P., Ares EIF Management, LLC, Ares Emerald Private Credit LP, Ares Energy Investors Fund V, L.P., Ares Energy Opportunities Fund A, L.P., Ares Energy Opportunities Fund B, L.P., Ares Energy Opportunities Fund, L.P., Ares Enhanced Credit Opportunities Investment Management II, LLC, Ares Enhanced Credit Opportunities Master Fund II, LTD., Ares Enhanced Loan Investment Strategy Advisor IV, L.P., Ares Enhanced Loan Investment Strategy II, LTD., Ares Enhanced Loan Investment Strategy III, LTD., Ares Enhanced Loan Investment Strategy IR, LTD., Ares Enhanced Loan Management II, L.P., Ares Enhanced Loan Management III, L.P., Ares Enhanced Loan Management IR, L.P., Ares EPIC Co-Invest II, L.P., Ares EPIC Co-Invest, L.P., Ares European CLO II B.V., Ares European CLO IX Designated Activity Company, Ares European CLO VI Designated Activity Company, Ares European CLO VII Designated Activity Company, Ares European CLO VIII Designated Activity Company, Ares European CLO X Designated Activity Company, Ares European CLO XI Designated Activity Company, Ares European CLO XII Designated Activity Company, Ares European CLO XIII Designated Activity Company, Ares European CLO XIV Designated Activity Company, Ares European CLO XV Designated Activity Company, Ares European CLO XVI Designated Activity Company, Ares European Credit Investments I (C), L.P., Ares European Credit Investments II (G), L.P., Ares European Credit Investments III (K), L.P., Ares European Credit Investments IV (A), L.P., Ares European Credit Investments V (X), L.P., Ares European Credit Investments VI (N), L.P., Ares European Credit Investments VII (CP), L.P., Ares European Credit Investments VIII (M), L.P., Ares European Credit Investments IX (AF), L.P., Ares European Credit Solutions Fund (Master) FCP, Ares European Credit Strategies Fund II (B), L.P., Ares European Credit Strategies Fund III (A), L.P., Ares European Credit Strategies Fund IV (M), L.P., Ares European Credit Strategies Fund IX (C), L.P., Ares European Credit Strategies Fund V (G) L.P., Ares European Credit Strategies Fund VI (B), LP, Ares European Credit Strategies Fund VII (Palo Verde), L.P., Ares European Credit Strategies Fund X (T), L.P., Ares European Credit Strategies Fund XI (S), L.P., Ares European Credit Strategies Fund XII (Z), SCSp RAIF - Sub-Fund 1, Ares European Credit Strategies Fund XII (Z), SCSp RAIF - Sub-Fund 2, Ares European Loan Funding II, Ares European Loan Funding S.L.P., Ares European Loan Management LLP, Ares European Property Enhancement Parallel Partners III SCSp, Ares European Property Enhancement Partners II, L.P.,

Ares European Property Enhancement Partners III SCSp, Ares European Property Enhancement Partners IV SCSp, Ares European Real Estate Fund VI SCSp, Ares Global Credit Fund S.C.A., SICAV-RAIF - Ares European Loan Fund (G), Ares Global Credit Fund S.C.A., SICAV-RAIF - Ares U.S. Loan Fund (G), Ares Global High Grade CLO Debt Fund, L.P., Ares Global Loan Funding I Limited, Ares Global Multi-Asset Credit Master Fund, L.P., Ares Global Structured Solutions LP, Ares Global Structured Solutions Master (MA) LP, Ares Global Structured Solutions Master AIV (MA) LP, Ares Ground Lease Partners, L.P., Ares HICOF Operating Manager, L.P., Ares High Income Credit Opportunities Fund II (Master) LP, Ares High Income Credit Opportunities Fund, L.P., Ares High Yield Strategies Fund IV Management, L.P., Ares HRO-C Partners, L.P., Ares ICOF II Management, LLC, Ares ICOF II Master Fund, L.P., Ares ICOF III Fund (CAYMAN) LP, Ares ICOF III Fund (Delaware) LP, Ares ICOF III Management LP, Ares IDF Management LLC, Ares IDF VI Airports Co-Investment LP, Ares IIIR/IVR CLO LTD., Ares Income Opportunity Fund, L.P., Ares Industrial Real Estate Exchange LLC, Ares Industrial Real Estate Fund GP LLC, Ares Industrial Real Estate Fund LP, Ares Industrial Real Estate Fund Manager LLC, Ares Industrial Real Estate Income Trust Inc., Ares Industrial Real Estate Income Trust Inc. - Build-To-Core Industrial Partnership I LP, Ares Industrial Real Estate Income Trust Inc.- Build-To-Core Industrial Partnership II LP, Ares Industrial Real Estate Income Trust Inc.-Build-To-Core Industrial Partnership III LLC, Ares Infra Debt Strategies Fund (A), LP, Ares Infrastructure Debt Fund V (ELP), L.P., Ares Infrastructure Debt Fund V (EUR), L.P., Ares Infrastructure Debt Fund V (GBP Hedged), L.P., Ares Infrastructure Debt Fund V (JPY), L.P., Ares Infrastructure Debt Fund V (Tranche SMA), L.P., Ares Infrastructure Debt Fund V (USD Hedged), L.P., Ares Infrastructure Debt Fund VI (USD L) LP, Ares Infrastructure Debt Fund VI (USD O U) LP, Ares Infrastructure Debt Fund VI (Ontario USD U) LP, Ares Infrastructure Debt Fund VI (USD U) LP, Ares Infrastructure Debt Asia (ELP No. 1) L.P., Ares Infrastructure Debt Asia (ELP No. 2) L.P., Ares Institutional Credit Fund L.P., Ares Institutional High Yield Master Fund LP, Ares Institutional Loan Fund, L.P., Ares Institutional Structured Credit Management, L.P., Ares Insurance Infrastructure Secondaries Fund I LP, Ares Insurance PE Secondaries Fund I LP, Ares Insurance PE Secondaries Fund II LP, Ares Insurance PE Secondaries Fund III LP, Ares Insurance RE Secondaries Fund I LP, Ares Jasper Fund, L.P., Ares L CLO Ltd., Ares LI CLO Ltd., Ares LII CLO Ltd., Ares LIII CLO Ltd., Ares LIV CLO Ltd., Ares LIX CLO Ltd., Ares Loan Funding I, Ltd., Ares Loan Funding II, Ltd., Ares Loan Funding III, Ltd., Ares Loan Funding VI, Ltd., Ares Loan Funding VII, Ltd., Ares Loan Funding VIII, Ltd., Ares Loan Trust 2011, Ares Loan Trust 2016, Ares LV CLO Ltd. (fka Ares CLO Warehouse 2018-6), Ares LVI CLO Ltd., Ares LVII CLO Ltd., Ares LVIII CLO Ltd., Ares LX CLO Ltd., Ares LXI CLO Ltd., Ares LXII CLO Ltd., Ares LXIII CLO Ltd., Ares LXIV CLO Ltd., Ares LXV CLO Ltd., Ares LXVI CLO Ltd., Ares LXVII CLO Ltd., Ares LXXI CLO Ltd., Ares LXXII CLO Ltd., Ares LXXIV CLO Ltd., Ares LXXI Income Note Ltd., Ares Management Limited, Ares Management LLC, Ares Management Luxembourg S.a.r.l., Ares Management UK Limited, Ares Marina Fund, L.P., Ares MC Credit Secondaries Co LP, Ares Mezzanine Management LLC, Ares Mezzanine Partners, L.P., Ares MIC Asia LP, Ares Midway Partners, L.P., Ares Minerva Co-Invest, L.P., Ares MSCF V (H) Management LLC, Ares Multi-Asset Credit Strategies Fund LP, Ares Multi-Credit Fund LLC, Ares Multi-Credit Fund (IL) LLC, Ares Multi-Strategy Credit Fund V (H), L.P., Ares ND Credit Strategies Fund LLC, Ares OC European Debt Partners L.P., Ares OC European Debt Partners II L.P., Ares PA Opportunities Fund, L.P., Ares Pan-European Logistics Partnership, L.P., Ares Pathfinder Core Fund (Offshore), L.P., Ares Pathfinder Core Fund, L.P., Ares Pathfinder Fund (Offshore), L.P., Ares Pathfinder Fund, L.P., Ares Pathfinder Fund II, L.P., Ares Pathfinder Fund II (Offshore), L.P., Ares Pathfinder Park Estate Co-Invest Fund LP, Ares PBN Finance Co. LLC, Ares PBN Finance Co. II LLC, Ares PE Extended Value Fund LP, Ares PG Co-Invest L.P., Ares Priority Loan Co-Invest LP, Ares Prime DC Co-Invest Fund, LP, Ares Private Account Management I, L.P., Ares Private Credit Solutions (Cayman), L.P., Ares Private Credit Solutions (Offshore) II, L.P., Ares Private Credit Solutions II, L.P., Ares Private Credit Solutions, L.P., Ares Private Debt Strategies Fund II, L.P., Ares Private Opportunities (A) LP, Ares Private Opportunities (CP), L.P., Ares Private Opportunities (N) LP, Ares Private Opportunities (NYC), L.P., Ares Private Opportunities (P) LP, Ares Private Opportunities 2020 (C), LP, Ares RE Secondaries Co-Investment AD Fund LP, Ares Real Estate Enhanced Income Fund, L.P., Ares Real Estate Management Holdings, LLC, Ares Real Estate Income Trust Inc., Ares Real Estate Secured Income Fund, L.P., Ares RF Co-Invest (H), L.P., Ares RF Co-Invest, L.P., Ares RLG Co-Invest Holdings, L.P., Ares RTH Co-Invest LP, Ares SB Co-Invest Fund, L.P., Ares SBIC Investment Management LLC, Ares SCM Co-Invest III, L.P., Ares Secondaries Advisors LLC, Ares Secondaries Infrastructure Solutions III, Ares Senior Credit Investment Partnership (CP) LP, Ares Senior Credit Master Fund (U) III LP, Ares Senior Credit Master Fund III LP, Ares Senior Direct Lending Master Fund Designated Activity Company, Ares Senior Direct Lending Master Fund II Designated Activity Company, Ares Senior Direct Lending Parallel Fund (L) II, L.P., Ares Senior Direct Lending Parallel Fund (L), L.P., Ares Senior Direct Lending Parallel Fund (U) B, L.P., Ares Senior Direct Lending Parallel Fund (U) II, L.P., Ares Senior Direct Lending Parallel Fund (U), L.P., Ares Senior Loan Trust, Ares Senior Loan Trust Management L.P., Ares SDL Capital Management LLC, Ares SFERS Credit Strategies Fund LLC, Ares SLR Co-Invest Holdings LP, Ares SME (Parallel), L.P., Ares Special Opportunities Fund (Offshore), L.P., Ares Special Opportunities Fund, L.P., Ares Special Opportunities Fund II (Jersey A) L.P., Ares Special Opportunities Fund II (Jersey) L.P., Ares Special Opportunities Fund II (Offshore), L.P., Ares Special Opportunities Fund II, L.P., Ares Special Opportunities Fund III LP, Ares Special Opportunities Fund III Offshore (D) LP, Ares Special Opportunities Fund III Offshore (L) SCSp, Ares Special Situations Fund III, L.P., Ares Special Situations Fund IV, L.P., Ares Sports, Media and Entertainment Finance (Offshore), L.P., Ares Sports, Media and Entertainment Finance, L.P., Ares Sports, Media and Entertainment Finance (Offshore) II LP, Ares Sports, Media and Entertainment Finance II LP, Ares Sports, Media and Entertainment Opportunities LP, Ares Management Asia (Australia) Pty Ltd, Ares Management Asia (Hong Kong) Limited, Ares Management Asia (Cayman) Limited, Ares Management Asia (Mauritius) Ltd, Ares Management Asia (Singapore) Pte. Ltd., Ares Management Asia (Thailand) Limited, Ares SSG Capital Partners VI, L.P., Ares SSG Excelsior Co-Investment, L.P., Ares Asia Direct Lending LP, Ares SSG Secured Lending Opportunities III, L.P., Ares Strategic Investment Partners IV, Ares Targeted Liquid Asset Strategy LP, Ares UK Credit Strategies, L.P., Ares U.S. CLO Management III LLC – Series A, Ares US Real Estate Fund X, L.P., Ares US Real Estate Fund X-A, L.P., Ares US Real Estate Fund X-B, L.P., Ares US Real Estate Fund XI, L.P., Ares US Real Estate Fund XI-A, L.P., Ares US Real Estate Fund XI-B, L.P., Ares US Real Estate Opportunity Fund III, L.P., Ares US Real Estate Opportunity Fund IV, L.P., Ares US Real Estate Opportunity Management, L.P., Ares US Real Estate Opportunity Parallel Fund III-A, L.P., Ares US Real Estate Opportunity Parallel Fund III-B, L.P., Ares US Real Estate Opportunity Parallel Fund IV-A, L.P., Ares US Real Estate Opportunity Parallel Fund IV-B II, L.P., Ares US Real Estate Opportunity Parallel Fund IV-B, L.P.,

Ares VAL Co-Invest Holdings I, L.P., Ares VAL Co-Invest Holdings II, L.P., Ares VIR CLO LTD., Ares VR CLO, LTD., Ares X CLO LTD., Ares XI CLO LTD., Ares XL CLO Ltd, Ares XLI CLO Ltd, Ares XLII CLO Ltd., Ares XLIII CLO Ltd., Ares XLIV CLO Ltd., Ares XLIX CLO Ltd, Ares XLV CLO Ltd., Ares XLVI CLO LTD, Ares XLVII CLO LTD, Ares XLVIII CLO Ltd., Ares XX CLO LTD, Ares XXI CLO LTD., Ares XXIX CLO LTD, Ares XXVII CLO LTD, Ares XXVIIIR CLO Ltd., Ares XXXIIR CLO Ltd., Ares XXXIR CLO Ltd., ARES XXXIV CLO LTD., Ares XXXIX CLO Ltd., Ares XXXVII CLO, LTD, Ares XXXVIII CLO, LTD, Ares XXXVR CLO Ltd, ASIP Operating Manager IV, LLC, ASOF Delaware Feeder, L.P., ASOF Direct Investments (A), L.P., ASOF Investment Management LLC, Ares Insurance Partners, L.P., Ares Insurance Solutions LLC, Aspida Holdings Ltd., Aspida Life Re Ltd., Aspida Holdings LLC, Aspida Re (Bermuda) Ltd., Aspida Re Services Ltd., Aspida Risk Advisors, LLC, Aspida Financial Services, LLC, Aspida Life Insurance Company, ASSF Operating Manager III, LLC, ASSF Operating Manager IV, L.P., BCG BTC III Managing Member LLC, Cal Ares Real Estate Debt Partners, LLC, Chengdu Ares Yuanjing Equity Investment Fund L.P., Chengdu Ares Yuankang Investment Management Co Ltd, Chimney Tops Loan Fund, LLC, CION Ares Management, LLC, COLTS 2005-2 LTD., Columbus Opportunity Fund, L.P., Credit Investment Partnership (K) LP, Crestline Denali Capital LLC, Crestline Denali CLO XIV, Ltd., Crestline Denali CLO XV, Ltd., Crestline Denali CLO XVI, Ltd., Crestline Denali CLO XVII, Ltd., Denali Capital CLO X, Ltd., Denali Capital CLO XI, Ltd., Denali Capital CLO XII, Ltd., EIF Channelview Blocker, LLC, EIF Oregon, LLC, Hush Lux S.a.r.l., Industrial Property Advisors Sub III LLC, Ivy Hill Asset Management, L.P., Ivy Hill Investment Holdings, LLC, Ivy Hill Middle Market Credit Fund IV, LTD., Ivy Hill Middle Market Credit Fund IX, LTD, Ivy Hill Middle Market Credit Fund V, LTD., Ivy Hill Middle Market Credit Fund VII, LTD., Ivy Hill Middle Market Credit Fund VIII, LTD., Ivy Hill Middle Market Credit Fund XII, LTD, Ivy Hill Middle Market Credit Fund XIV, Ltd, Ivy Hill Middle Market Credit Fund XVI, Ltd., Ivy Hill Middle Market Credit Fund XVII, Ltd., Ivy Hill Middle Market Credit Fund XIX, Ltd., Ivy Hill Middle Market Credit Fund XX, Ltd., Ivy Hill Middle Market Credit Fund XXI, Ltd., Ivy Hill Middle Market Credit Fund XVIII, Ltd., Ivy Hill Revolver Funding LP, Ivy Hill Revolver Funding II LP, Landmark - NYC Fund I, L.P., Landmark Equity Advisors LLC, Landmark Equity CT Co-Investment Fund I, L.P., Landmark Equity Partners XIII, L.P., Landmark Equity Partners XIII-A, L.P., Landmark Equity Partners XIV, L.P., Landmark Equity Partners XV, L.P., Landmark Equity Partners XVI Co-Investment Fund, L.P., Landmark Equity Partners XVI, L.P., Landmark Equity Partners XVII Co-Investment Fund, L.P., Landmark Equity Partners XVII, L.P, Landmark Equity Partners XVII-B, L.P., Landmark Growth Capital Partners, L.P., Landmark Hudson Partners I, L.P., Landmark IAM Growth Capital, L.P., Landmark IAM Real Estate Partnership V, L.P., Landmark Infrastructure Partners II, L.P., Landmark Pacific Partners II, L.P., Landmark Pacific Partners, L.P. – Series A, Landmark Pacific Partners, L.P. – Series B, Landmark Pacific Partners, L.P. – Series C, Landmark Partners 1907 Fund I, L.P., Landmark Partners 1907 Fund II, L.P., Landmark Partners 1907 Fund III, L.P., Landmark Partners Insurance Fund Series Interests of the SALI Multi-Series Fund, L.P., Landmark Private Opportunities (FG) 2021, L.P., Landmark Realty Advisors LLC, Landmark Real Estate CT Co-Investment Fund I, L.P., Landmark Real Estate Partners IX Co-Investment Fund, L.P., Landmark Real Estate Partners IX, L.P., Landmark Real Estate Partners Sunshine Co-Investment Fund, L.P., Landmark Real Estate Partners V, L.P., Landmark Real Estate Partners VI Offshore, L.P., Landmark Real Estate Partners VI, L.P., Landmark Real Estate Partners VII Offshore, L.P., Landmark Real Estate Partners VII OPERS Co-Investment, L.P., Landmark Real Estate Partners VII, L.P., Landmark Real Estate Partners VIII Co-Investment Fund, L.P., Landmark Real Estate Partners VIII, L.P., Landmark Real Estate Partners VIII-A, L.P., Landmark Real Estate Partners VIII-Campbell Co-Investment, L.P., Landmark Real Estate Partners IX-Campbell Co-Investment, L.P., Landmark Real Estate Partners VII-IP Co-Investment, L.P., Landmark Real Estate Partners VI-OPERS Co-Investment, L.P., Landmark Sing Co-Investment Fund I, L.P., Landmark Tig Co-Investment Fund I, L.P., Landmark TX ERS Co-Investment Fund I, L.P., Landmark TX ERS Co-Investment Fund II, L.P., Legacy SCM Aggregator, LLC, Luomus Fund, L.P., LWFB Co-Investment Fund I, L.P., MC Ares US RE JV LP, MC European Real Estate Debt Parent LP, MC European Real Estate Debt Parent II, L.P., MC Investments Parent L.P, NCL III - Outside Opportunities B, NCL Investments II - Outside Opportunities Series A, NCL Investments II - Outside Opportunities Series B, NCL Investments II - PE Series, NCL Investments II - RA Series, NCL Investments II - RE Series, NCL Investments III PE Series, NCL Investments III RA Series, NCL Investments III RE Series, NCL Investments III, L.P. Outside Opportunities Series A, NCL Investments IV LP, NCL Investments, L.P. - PE Series, NCL Investments, L.P. - RA Series, NCL Investments, L.P. - RE Series, New CARS OP LLC, Passero 18, L.P., Private Credit Fund C-1 Holdco, LLC – Series 1, Private Credit Fund C-1 Holdco, LLC – Series 2, Private Credit Fund O, LLC, Private Debt Strategies Fund III, L.P., Private Debt Strategies Fund IV, L.P., Private Debt Strategies Fund V, L.P., RCS SBIC Fund II, L.P., Ares Management Asia (Shanghai) Limited, Spring Bridge Partners (Longshore), LP, Spring Bridge Partners (PES) Fund, LP, Spring Bridge Partners, L.P., SSG Capital Partners I Side Pocket, L.P., SSG Capital Partners II, L.P., SSG Capital Partners III, LP, SSG Capital Partners IV SIDECAR, L.P., SSG Capital Partners IV, L.P., SSG Capital Partners V SIDECAR, L.P., SSG Capital Partners V, L.P., SSG Secured Lending Opportunities I-A, L.P., SSG Secured Lending Opportunities II, L.P., VEF Group Management, LLC, Wafra Venture Master Fund I

By:	/s/ Penni F. Roll
	Name:	Penni F. Roll
	Title:	Authorized Person

Verification

The undersigned states that she has duly executed the attached application dated as of February 20, 2025 for and on behalf of Ares Management Capital Markets LLC; that she is the Chief Operating Officer of such company; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Ares Management Capital Markets LLC

By:	/s/ Heather Braun
	Name:	Heather Braun
	Title:	Chief Operating Officer

APPENDIX A

The Existing Advisers to Affiliated Funds are comprised of the following investment advisers:

a)	ACIP Investment Management LLC
b)	ACOF Investment Management LLC
c)	ACOF Operating Manager II, L.P.
d)	ACOF Operating Manager III, LLC
e)	ACOF Operating Manager IV, LLC
f)	ACOF Operating Manager, L.P.
g)	ADREX Advisor LLC
h)	AIREX Advisor LLC
i)	APSecurities Manager LP
j)	AREG Makena Management L.P.
k)	Ares Alternative Credit Management LLC
l)	Ares Asia Management Ltd
m)	Ares ASIP VII Management, L.P.
n)	Ares Cactus Operating Manager, L.P.
o)	Ares Capital Management II LLC
p)	Ares Capital Management III LLC
q)	Ares Capital Management LLC
r)	Ares Centre Street Management, L.P.
s)	Ares CIP (V) Management LLC
t)	Ares CLO Management XXVII, L.P.
u)	Ares CLO Management II, LLC
v)	Ares CLO Management IIIR/IVR, L.P.
w)	Ares CLO Management LLC
x)	Ares CLO Management VIR, L.P.
y)	Ares CLO Management VR, L.P.
z)	Ares CLO Management X, L.P.
aa)	Ares CLO Management XI, L.P.
bb)	Ares CLO Management XX, L.P.
cc)	Ares CLO Management XXI, L.P.
dd)	Ares CLO Management XXIX, L.P.
ee)	Ares Commercial Finance Management, LP
ff)	Ares Commercial Real Estate Management LLC
gg)	Ares CSF III Investment Management, LLC
hh)	Ares CSF IV Management LLC
ii)	Ares CSF Operating Manager I, LLC
jj)	Ares EIF Management, LLC
kk)	Ares Enhanced Credit Opportunities Investment Management II, LLC
ll)	Ares Enhanced Loan Investment Strategy Advisor IV, L.P.
mm)	Ares Enhanced Loan Management II, L.P.
nn)	Ares Enhanced Loan Management III, L.P.
oo)	Ares Enhanced Loan Management IR, L.P.
pp)	Ares European Loan Management LLP
qq)	Ares HICOF Operating Manager, L.P.
rr)	Ares High Yield Strategies Fund IV Management, L.P.
ss)	Ares ICOF II Management, LLC
tt)	Ares ICOF III Management LP
uu)	Ares IDF Management LLC
vv)	Ares Industrial Real Estate Fund GP LLC
ww)	Ares Industrial Real Estate Fund Manager LLC
xx)	Ares Institutional Structured Credit Management, L.P.
yy)	Ares Insurance Solutions LLC
zz)	Ares Management Asia (Cayman) Limited
aaa)	Ares Management Asia (Australia) Pty Ltd
bbb)	Ares Management Asia (Hong Kong) Limited
ccc)	Ares Management Asia (Mauritius) Ltd
ddd)	Ares Management Asia (Shanghai) Limited

eee)	Ares Management Asia (Singapore) Pte. Ltd.
fff)	Ares Management Asia (Thailand) Limited
ggg)	Ares Management Limited
hhh)	Ares Management LLC
iii)	Ares Management Luxembourg S.a.r.l.
jjj)	Ares Management UK Limited
kkk)	Ares Mezzanine Management LLC
lll)	Ares MSCF V (H) Management LLC
mmm)	Ares Private Account Management I, L.P.
nnn)	Ares Real Estate Management Holdings, LLC
ooo)	Ares SBIC Investment Management LLC
ppp)	Ares Secondaries Advisors LLC
qqq)	Ares Senior Loan Trust Management L.P.
rrr)	Ares SDL Capital Management LLC
sss)	Ares US Real Estate Opportunity Management, L.P.
ttt)	Ares U.S. CLO Management III LLC – Series A
uuu)	ASIP Operating Manager IV, LLC
vvv)	ASOF Investment Management LLC
www)	ASSF Operating Manager III, LLC
xxx)	ASSF Operating Manager IV, L.P.
yyy)	BCG BTC III Managing Member LLC
zzz)	Chengdu Ares Yuankang Investment Management Co Ltd
aaaa)	CION Ares Management, LLC
bbbb)	Crestline Denali Capital LLC
cccc)	Industrial Property Advisors Sub III LLC
dddd)	Ivy Hill Asset Management, L.P.
eeee)	Landmark Equity Advisors LLC
ffff)	Landmark Realty Advisors LLC
gggg)	VEF Group Management, LLC

The Existing Affiliated Funds are comprised of the following groups, and all Existing Affiliated Funds are managed by Existing Advisers to Affiliated Funds:

1.     Credit: The Ares Credit Group provides solutions for investors seeking to access a wide range of credit assets, including direct lending, alternative credit, opportunistic credit, and liquid credit products. The Credit Group capitalizes on opportunities across traded and non-traded corporate and consumer debt across the U.S. and European markets, providing investors access to directly originated fixed and floating rate credit assets along with the ability to capitalize on illiquidity premiums across the credit spectrum. The Credit Group offers the following credit strategies: (i) direct lending, (ii) alternative credit, (iii) opportunistic credit and (iv) liquid credit.

(i)	The direct lending strategy includes, among other entities that are currently in existence but that are not currently expected to participate in the Co-Investment Transactions, the following Existing Affiliated Funds:

a)	ACAP IV Levered LP
b)	ACAP IV Unlevered LP
c)	ACE III MASTER FUND, L.P.
d)	ACME Private Credit Fund LP
e)	Ares Capital Europe IV (E) Levered
f)	Ares Capital Europe IV (E) Unlevered
g)	Ares Capital Europe IV (G) Levered
h)	Ares Capital Europe IV (G) Unlevered
i)	Ares Capital Europe V (E) Levered
j)	Ares Capital Europe V (E) Unlevered
k)	Ares Capital Europe V (G) Levered
l)	Ares Capital Europe V (G) Unlevered
m)	Ares Capital Europe VI (E) Levered
n)	Ares Capital Europe VI (E) Unlevered
o)	Ares Capital Europe VI (E) II Levered, L.P.
p)	Ares Capital Europe VI (E) II Unlevered, L.P.
q)	Ares Capital Europe VI (G) Levered
r)	Ares Capital Europe VI (G) Unlevered
s)	ARES CAPITAL EUROPE, L.P.

t)	ARES CENTRE STREET PARTNERSHIP, L.P.
u)	ARES COMMERCIAL FINANCE LP
v)	Ares Credit Investment Partnership (CP), L.P.
w)	Ares Credit Investment Partnership (MD), L.P.
x)	Ares Credit Investment Partnership I (V) L.P.
y)	Ares Credit Investment Partnership II (A), L.P.
z)	Ares Credit Investment Partnership II CD LP
aa)	Ares Credit Strategies Feeder III UK, L.P.
bb)	ARES CREDIT STRATEGIES FUND I, L.P.
cc)	ARES CREDIT STRATEGIES FUND III, L.P.
dd)	Ares Credit Strategies Insurance Dedicated Fund - Series of SALI Multi Series Fund LP
ee)	ARES CUSTOMIZED CREDIT FUND L.P.
ff)	Ares Direct Finance I LP
gg)	Ares Direct Lending Opportunities LLC
hh)	Ares Direct Lending Opportunities Offshore LLC
ii)	Ares Direct Lending Opportunities Parallel LLC
jj)	Ares Emerald Private Credit LP
kk)	Ares European Credit Investments I (C), L.P.
ll)	Ares European Credit Investments II (G), L.P.
mm)	Ares European Credit Investments III (K), L.P.
nn)	Ares European Credit Investments IV (A), L.P.
oo)	Ares European Credit Investments V (X), L.P.
pp)	Ares European Credit Investments VI (N), L.P.
qq)	Ares European Credit Investments VII (CP), L.P.
rr)	Ares European Credit Investments VIII (M), L.P.
ss)	Ares European Credit Investments IX (AF), L.P.
tt)	Ares European Credit Solutions Fund (Master) FCP
uu)	ARES EUROPEAN CREDIT STRATEGIES FUND II (B), L.P.
vv)	ARES EUROPEAN CREDIT STRATEGIES FUND III (A), L.P.
ww)	Ares European Credit Strategies Fund IV (M), L.P.
xx)	Ares European Credit Strategies Fund IX (C), L.P.
yy)	Ares European Credit Strategies Fund V (G) L.P.
zz)	Ares European Credit Strategies Fund VI (B), LP
aaa)	Ares European Credit Strategies Fund VII (Palo Verde), L.P.
bbb)	Ares European Credit Strategies Fund X (T), L.P.
ccc)	Ares European Credit Strategies Fund XI (S), L.P.
ddd)	Ares European Credit Strategies Fund XII (Z), SCSp RAIF - Sub-Fund 1
eee)	Ares European Credit Strategies Fund XII (Z), SCSp RAIF - Sub-Fund 2
fff)	Ares Jasper Fund, L.P.
ggg)	ARES MEZZANINE PARTNERS, L.P.
hhh)	Ares Minerva Co-Invest, L.P.
iii)	Ares ND Credit Strategies Fund LLC
jjj)	Ares Priority Loan Co-Invest LP
kkk)	Ares Private Credit Solutions (Cayman), L.P.
lll)	Ares Private Credit Solutions (Offshore) II, L.P.
mmm)	Ares Private Credit Solutions II, L.P.
nnn)	Ares Private Credit Solutions, L.P.
ooo)	Ares Private Opportunities (P) LP
ppp)	Ares Senior Credit Investment Partnership (CP) LP
qqq)	Ares Senior Credit Master Fund (U) III LP
rrr)	Ares Senior Credit Master Fund III LP
sss)	Ares Senior Direct Lending Master Fund Designated Activity Company
ttt)	Ares Senior Direct Lending Master Fund II Designated Activity Company
uuu)	Ares Senior Direct Lending Parallel Fund (L) II, L.P.
vvv)	Ares Senior Direct Lending Parallel Fund (L), L.P.
www)	Ares Senior Direct Lending Parallel Fund (U) B, L.P.
xxx)	Ares Senior Direct Lending Parallel Fund (U) II, L.P.
yyy)	Ares Senior Direct Lending Parallel Fund (U), L.P.
zzz)	Ares SFERS Credit Strategies Fund LLC

aaaa)	Ares SME (Parallel), L.P.
bbbb)	Ares Sports, Media and Entertainment Finance (Offshore), L.P.
cccc)	Ares Sports, Media and Entertainment Finance, L.P.
dddd)	Ares Sports, Media and Entertainment Opportunities LP
eeee)	Ares Sports, Media and Entertainment Finance (Offshore) II LP
ffff)	Ares Sports, Media and Entertainment Finance II LP
gggg)	Ares Asia Direct Lending LP
hhhh)	ARES UK CREDIT STRATEGIES, L.P.
iiii)	Chimney Tops Loan Fund, LLC
jjjj)	Credit Investment Partnership (K) LP
kkkk)	MC Investments Parent L.P
llll)	Private Credit Fund C-1 Holdco, LLC – Series 1
mmmm)	Private Credit Fund C-1 Holdco, LLC – Series 2
nnnn)	Private Credit Fund O, LLC
oooo)	RCS SBIC Fund II, L.P.

(ii)	The alternative credit strategy includes, among other entities that are currently in existence but that are not currently expected to participate in Co-Investment Transactions, the following Existing Affiliated Funds:

a)	Ares Asset-Backed Loan Fund LP
b)	Ares Badger Fund LP
c)	Ares Centre Street Pathfinder Core Plus Partnership LP
d)	Ares Global High Grade CLO Debt Fund, L.P.
e)	Ares High Income Credit Opportunities Fund II (Master) LP
f)	Ares High Income Credit Opportunities Fund, L.P.
g)	Ares ICOF II Master Fund, L.P.
h)	Ares ICOF III Fund (CAYMAN) LP
i)	Ares ICOF III Fund (Delaware) LP
j)	Ares Multi-Credit Fund LLC
k)	Ares Multi-Credit Fund (IL) LLC
l)	Ares Pathfinder Core Fund (Offshore), L.P.
m)	Ares Pathfinder Core Fund, L.P.
n)	Ares Pathfinder Fund (Offshore), L.P.
o)	Ares Pathfinder Fund, L.P.
p)	Ares Pathfinder Fund II (Offshore), L.P.
q)	Ares Pathfinder Fund II, L.P.
r)	Ares Pathfinder Park Estate Co-Invest Fund LP
s)	Ares Targeted Liquid Asset Strategy LP

(iii)

The opportunistic credit strategy includes, among other entities that are currently in existence but that are not currently expected to participate in Co-Investment Transactions, the following Existing Affiliated Funds:

a)	Ares RF Co-Invest (H), L.P.
b)	Ares RF Co-Invest, L.P.
c)	Ares Special Opportunities Fund (Offshore), L.P.
d)	Ares Special Opportunities Fund, L.P.
e)	Ares Special Opportunities Fund II (Jersey A) L.P.
f)	Ares Special Opportunities Fund II (Jersey) L.P.
g)	Ares Special Opportunities Fund II (Offshore), L.P.
h)	Ares Special Opportunities Fund II, L.P.
i)	Ares Special Opportunities Fund III LP
j)	Ares Special Opportunities Fund III Offshore (D) LP
k)	Ares Special Opportunities Fund III Offshore (L) SCSp
l)	ARES SPECIAL SITUATIONS FUND III, L.P.
m)	ARES SPECIAL SITUATIONS FUND IV, L.P.
n)	Ares VAL Co-Invest Holdings I, L.P.
o)	Ares VAL Co-Invest Holdings II, L.P.
p)	ASOF Delaware Feeder, L.P.
q)	ASOF Direct Investments (A), L.P.
r)	Luomus Fund, L.P.

(iv)	The liquid credit strategy includes, among other entities that are currently in existence but that are not currently expected to participate in Co-Investment Transactions, the following Existing Affiliated Funds:

a)	Ares CLO Funding I, L.P.
b)	Ares CLO Funding III LP
c)	Ares CLO Warehouse 2021-6 Ltd.
d)	Ares CLO Warehouse 2021-8 Ltd.
e)	Ares CLO Warehouse 2024-3 Ltd.
f)	Ares Credit Hedge Fund LP
g)	Ares Diversified Credit Strategies Fund (S), L.P.
h)	Ares Diversified Credit Strategies Fund II (IM), L.P.
i)	ARES ENHANCED CREDIT OPPORTUNITIES MASTER FUND II, LTD.
j)	ARES ENHANCED LOAN INVESTMENT STRATEGY II, LTD.
k)	ARES ENHANCED LOAN INVESTMENT STRATEGY III, LTD.
l)	ARES ENHANCED LOAN INVESTMENT STRATEGY IR, LTD.
m)	ARES EUROPEAN CLO II B.V.
n)	Ares European CLO IX Designated Activity Company
o)	ARES EUROPEAN CLO VI Designated Activity Company
p)	ARES EUROPEAN CLO VII Designated Activity Company
q)	Ares European CLO VIII Designated Activity Company

r)	Ares European CLO X Designated Activity Company
s)	Ares European CLO XI Designated Activity Company
t)	Ares European CLO XII Designated Activity Company
u)	Ares European CLO XIII Designated Activity Company
v)	Ares European CLO XIV Designated Activity Company
w)	Ares European CLO XV Designated Activity Company
x)	Ares European CLO XVI Designated Activity Company
y)	Ares European Loan Funding II
z)	Ares European Loan Funding S.L.P.
aa)	Ares Global Credit Fund S.C.A., SICAV-RAIF - Ares European Loan Fund (G)
bb)	Ares Global Credit Fund S.C.A., SICAV-RAIF - Ares U.S. Loan Fund (G)
cc)	Ares Global Loan Funding I Limited
dd)	Ares Global Multi-Asset Credit Master Fund, L.P.
ee)	ARES IIIR/IVR CLO LTD.
ff)	ARES INCOME OPPORTUNITY FUND, L.P.
gg)	ARES INSTITUTIONAL CREDIT FUND L.P.
hh)	Ares Institutional High Yield Master Fund LP
ii)	Ares Institutional Loan Fund, L.P.
jj)	Ares L CLO Ltd.
kk)	Ares LI CLO Ltd.
ll)	Ares LII CLO Ltd.
mm)	Ares LIII CLO Ltd.
nn)	Ares LIV CLO Ltd.
oo)	Ares LIX CLO Ltd.
pp)	Ares Loan Funding I, Ltd.
qq)	Ares Loan Funding II, Ltd.
rr)	Ares Loan Funding III, Ltd.
ss)	Ares Loan Funding VI, Ltd.
tt)	Ares Loan Funding VII, Ltd.
uu)	Ares Loan Funding VIII, Ltd.
vv)	Ares Loan Trust 2011
ww)	Ares Loan Trust 2016
xx)	Ares LV CLO Ltd. (fka Ares CLO Warehouse 2018-6)
yy)	Ares LVI CLO Ltd.
zz)	Ares LVII CLO Ltd.
aaa)	Ares LVIII CLO Ltd.
bbb)	Ares LX CLO Ltd.
ccc)	Ares LXI CLO Ltd.
ddd)	Ares LXII CLO Ltd.
eee)	Ares LXIII CLO Ltd.
fff)	Ares LXIV CLO Ltd.
ggg)	Ares LXV CLO Ltd.
hhh)	Ares LXVI CLO Ltd.
iii)	Ares LXVII CLO Ltd.
jjj)	Ares LXXI CLO Ltd.
kkk)	Ares LXXI Income Note Ltd.
lll)	Ares LXXII CLO Ltd.
mmm)	Ares LXXIV CLO Ltd.
nnn)	Ares Marina Fund, L.P.
ooo)	Ares Multi-Asset Credit Strategies Fund LP
ppp)	Ares Multi-Strategy Credit Fund V (H), L.P.
qqq)	Ares Private Opportunities (A) LP
rrr)	ARES SENIOR LOAN TRUST
sss)	ARES STRATEGIC INVESTMENT PARTNERS IV
ttt)	ARES VIR CLO LTD.
uuu)	ARES VR CLO, LTD.
vvv)	ARES X CLO LTD.
www)	ARES XI CLO LTD.
xxx)	Ares XL CLO Ltd

yyy)	Ares XLI CLO Ltd
zzz)	Ares XLII CLO Ltd.
aaaa)	Ares XLIII CLO Ltd.
bbbb)	Ares XLIV CLO Ltd.
cccc)	Ares XLIX CLO Ltd
dddd)	Ares XLV CLO Ltd.
eeee)	Ares XLVI CLO LTD
ffff)	Ares XLVII CLO LTD
gggg)	Ares XLVIII CLO Ltd.
hhhh)	ARES XX CLO LTD
iiii)	ARES XXI CLO LTD.
jjjj)	ARES XXIX CLO LTD
kkkk)	ARES XXVII CLO LTD
llll)	Ares XXVIIIR CLO Ltd.
mmmm)	Ares XXXIIR CLO Ltd.
nnnn)	Ares XXXIR CLO Ltd.
oooo)	ARES XXXIV CLO LTD.
pppp)	Ares XXXIX CLO Ltd.
qqqq)	ARES XXXVII CLO, LTD
rrrr)	ARES XXXVIII CLO, LTD
ssss)	Ares XXXVR CLO Ltd.
tttt)	Crestline Denali CLO XIV, Ltd.
uuuu)	Crestline Denali CLO XV, Ltd.
vvvv)	Crestline Denali CLO XVI, Ltd.
wwww)	Crestline Denali CLO XVII, Ltd.
xxxx)	Denali Capital CLO X, Ltd.
yyyy)	Denali Capital CLO XI, Ltd.
zzzz)	Denali Capital CLO XII, Ltd.

2.       Private Equity: The Ares Private Equity Group broadly categorizes its investment strategies into corporate private equity and APAC private equity, deploying capital across various market environments. The Private Equity Group includes, among other entities that are currently in existence but that are not currently expected to participate in Co-Investment Transactions, the following Existing Affiliated Funds:

a)	ACOF IV ATD Co-Invest, L.P.
b)	AF V APR Co-Invest, L.P.
c)	Ambition Holdings, L.P.
d)	ARES CORPORATE OPPORTUNITIES FUND ASIA, L.P.
e)	ARES CORPORATE OPPORTUNITIES FUND III, L.P.
f)	ARES CORPORATE OPPORTUNITIES FUND IV, L.P.
g)	ARES CORPORATE OPPORTUNITIES FUND V, L.P.
h)	Ares Corporate Opportunities Fund VI Parallel (Foreign), L.P.
i)	Ares Corporate Opportunities Fund VI Parallel (TE), L.P.
j)	Ares Corporate Opportunities Fund VI, L.P.
k)	Ares Corporate Opportunities Fund VII, L.P.
l)	Ares Corporate Opportunities Fund VII Parallel (Foreign), L.P.
m)	Ares Corporate Opportunities Fund VII Parallel (Lux Foreign), SCSp
n)	Ares Corporate Opportunities Fund VII Parallel (TE), L.P.,
o)	Ares EHP Co-Invest Holdings, L.P.
p)	Ares Energy Opportunities Fund A, L.P.
q)	Ares Energy Opportunities Fund B, L.P.
r)	Ares Energy Opportunities Fund, L.P.
s)	Ares EPIC Co-Invest II, L.P.
t)	Ares EPIC Co-Invest, L.P.
u)	Ares MIC Asia LP
v)	Ares PA Opportunities Fund, L.P.
w)	Ares PBN Finance Co. LLC
x)	Ares PBN Finance Co. II LLC
y)	Ares PE Extended Value Fund LP
z)	Ares PG Co-Invest L.P.

aa)	Ares Private Opportunities (CP), L.P.
bb)	Ares Private Opportunities (N), LP
cc)	Ares Private Opportunities (NYC), L.P.
dd)	Ares Private Opportunities 2020 (C), LP
ee)	Ares RLG Co-Invest Holdings, L.P.
ff)	Ares RTH Co-Invest LP
gg)	Ares SCM Co-Invest III, L.P.
hh)	Ares SLR Co-Invest Holdings LP
ii)	Ares SSG Capital Partners VI, L.P.
jj)	Ares SSG Excelsior Co-Investment, L.P.
kk)	ARES SSG SECURED LENDING OPPORTUNITIES III, L.P.
ll)	Chengdu Ares Yuanjing Equity Investment Fund L.P.
mm)	Legacy SCM Aggregator, LLC
nn)	SSG CAPITAL PARTNERS I SIDE POCKET, L.P.
oo)	SSG CAPITAL PARTNERS II, L.P.
pp)	SSG CAPITAL PARTNERS III, LP
qq)	SSG CAPITAL PARTNERS IV SIDECAR, L.P.
rr)	SSG CAPITAL PARTNERS IV, L.P.
ss)	SSG CAPITAL PARTNERS V SIDECAR, L.P.
tt)	SSG CAPITAL PARTNERS V, L.P.
uu)	SSG SECURED LENDING OPPORTUNITIES I-A, L.P.
vv)	SSG SECURED LENDING OPPORTUNITIES II, L.P.

3.       Real Assets: Ares Real Assets Group manages equity and debt strategies across real estate and infrastructure investments through several vehicles, including U.S. and European real estate equity closed-end funds, diversified commingled funds, a U.S. real estate equity, open-end industrial-focused commingled fund, U.S. real estate debt open-end commingled funds, real estate equity and real estate debt separately managed accounts, non-traded REITs, and a publicly traded commercial mortgage REIT. The Real Assets Group includes, among other entities that are currently in existence but that are not currently expected to participate in Co-Investment Transactions, the following Existing Affiliated Funds:

a)	ACIP Parallel Fund A, L.P.
b)	ACIP Apex Co-Investment, L.P.
c)	AEIF Kleen Investor, LLC
d)	AEIF Linden Blocker II LLC
e)	AEPEP III N Strategic Co-Invest, L.P.
f)	AEPEP IV N Strategic Co-Invest, L.P.
g)	AREG AC Makena Holdings LLC
h)	AREG Iberian Residential Co-Invest Vehicle SCSp
i)	AREG Iberian Residential Vehicle II SCSp
j)	AREG Kennedy Co-Invest S.C.A.
k)	AREG Leopard Partners SCSp
l)	AREG LPKC Partners, L.P.

m)	AREOF IV Co-Invest P, L.P.
n)	Ares Apex Pooling, LLC
o)	Ares Climate Infrastructure Partners, L.P.
p)	Ares Climate Infrastructure Partners II, L.P.
q)	Ares Climate Infrastructure Partners II-A, L.P.
r)	Ares Climate Infrastructure Partners II-B, L.P.
s)	Ares Climate Infrastructure Strategies Fund (C), L.P.
t)	Ares Commercial Real Estate Corporation
u)	Ares Direct Investments (AC) LP
v)	ARES ENERGY INVESTORS FUND V, L.P.
w)	Ares European Property Enhancement Parallel Partners III SCSp
x)	Ares European Property Enhancement Partners II, L.P.
y)	Ares European Property Enhancement Partners III SCSp
z)	Ares European Property Enhancement Partners IV SCSp
aa)	Ares European Real Estate Fund VI SCSp
bb)	Ares Ground Lease Partners, L.P.
cc)	Ares HRO-C Partners, L.P.
dd)	Ares IDF VI Airports Co-Investment LP
ee)	Ares Industrial Real Estate Fund LP
ff)	Ares Infra Debt Strategies Fund (A), LP
gg)	Ares Infrastructure Debt Fund VI (Ontario USD U) LP
hh)	Ares Infrastructure Debt Fund VI (USD L) LP
ii)	Ares Infrastructure Debt Fund VI (USD O U) LP
jj)	Ares Infrastructure Debt Fund VI (USD U) LP
kk)	Ares Midway Partners, L.P.
ll)	Ares OC European Debt Partners L.P.
mm)	Ares OC European Debt Partners II L.P.
nn)	Ares Pan-European Logistics Partnership, L.P.
oo)	Ares Prime DC Co-Invest Fund, LP
pp)	Ares Real Estate Enhanced Income Fund, L.P.
qq)	Ares Real Estate Secured Income Fund, L.P.
rr)	Ares SB Co-Invest Fund, L.P.
ss)	Ares US Real Estate Fund X, L.P.
tt)	Ares US Real Estate Fund X-A, L.P.
uu)	Ares US Real Estate Fund X-B, L.P.
vv)	Ares US Real Estate Fund XI, L.P.
ww)	Ares US Real Estate Fund XI-A, L.P.
xx)	Ares US Real Estate Fund XI-B, L.P.
yy)	Ares US Real Estate Opportunity Fund III, L.P.
zz)	Ares US Real Estate Opportunity Fund IV, L.P.
aaa)	Ares US Real Estate Opportunity Parallel Fund III-A, L.P.
bbb)	Ares US Real Estate Opportunity Parallel Fund III-B, L.P.
ccc)	Ares US Real Estate Opportunity Parallel Fund IV-A, L.P.
ddd)	Ares US Real Estate Opportunity Parallel Fund IV-B II, L.P.
eee)	Ares US Real Estate Opportunity Parallel Fund IV-B, L.P.
fff)	Ares Real Estate Income Trust Inc.
ggg)	Ares Diversified Real Estate Exchange LLC
hhh)	Ares Industrial Real Estate Exchange LLC
iii)	Ares Industrial Real Estate Income Trust Inc.
jjj)	Ares Industrial Real Estate Income Trust Inc. - Build-To-Core Industrial Partnership I LP
kkk)	Ares Industrial Real Estate Income Trust Inc. - Build-To-Core Industrial Partnership II LP
lll)	Ares Industrial Real Estate Income Trust Inc. - Build-To-Core Industrial Partnership III LLC
mmm)	Ares Infrastructure Debt Fund V (ELP), L.P.
nnn)	Ares Infrastructure Debt Fund V (EUR), L.P.
ooo)	Ares Infrastructure Debt Fund V (GBP Hedged), L.P.
ppp)	Ares Infrastructure Debt Fund V (JPY), L.P.
qqq)	Ares Infrastructure Debt Fund V (Tranche SMA), L.P.
rrr)	Ares Infrastructure Debt Fund V (USD Hedged), L.P.
sss)	Ares Infrastructure Debt Asia (ELP No. 1) L.P.

ttt)	Ares Infrastructure Debt Asia (ELP No. 2) L.P.
uuu)	Cal Ares Real Estate Debt Partners, LLC
vvv)	EIF CHANNELVIEW BLOCKER, LLC
www)	EIF OREGON, LLC
xxx)	Hush Lux S.a.r.l.
yyy)	MC Ares US RE JV LP
zzz)	MC EUROPEAN REAL ESTATE DEBT PARENT LP
aaaa)	MC European Real Estate Debt Parent II, L.P.
bbbb)	New CARS OP LLC

4.       Secondaries: The Ares Secondaries Group generally invests in secondary markets across a range of alternative asset class strategies, including private equity, real estate and infrastructure. The Secondaries Group includes, among other entities that are currently in existence but that are not currently expected to participate in Co-Investment Transactions, the following Existing Affiliated Funds:

a)	Ares Credit Secondaries LP
b)	Ares Credit Secondaries (Lux) SCSp
c)	Ares Credit Secondaries (Offshore) LP
d)	Ares Global Structured Solutions LP
e)	Ares Global Structured Solutions Master (MA) LP
f)	Ares Global Structured Solutions Master AIV (MA) LP
g)	Ares Insurance Infrastructure Secondaries Fund I LP
h)	Ares Insurance PE Secondaries Fund I LP
i)	Ares Insurance PE Secondaries Fund II LP
j)	Ares Insurance PE Secondaries Fund III LP
k)	Ares Insurance RE Secondaries Fund I LP
l)	Ares MC Credit Secondaries Co LP
m)	Ares RE Secondaries Co-Investment AD Fund LP
n)	Ares Secondaries Infrastructure Solutions III
o)	Columbus Opportunity Fund, L.P.
p)	Landmark - NYC Fund I, L.P.
q)	Landmark Equity CT Co-Investment Fund I, L.P.
r)	Landmark Equity Partners XIII, L.P.
s)	Landmark Equity Partners XIII-A, L.P.
t)	Landmark Equity Partners XIV, L.P.
u)	Landmark Equity Partners XV, L.P.
v)	Landmark Equity Partners XVI Co-Investment Fund, L.P.
w)	Landmark Equity Partners XVI, L.P.
x)	Landmark Equity Partners XVII Co-Investment Fund, L.P.
y)	Landmark Equity Partners XVII, L.P
z)	Landmark Equity Partners XVII-B, L.P.
aa)	Landmark Growth Capital Partners, L.P.
bb)	Landmark Hudson Partners I, L.P.
cc)	Landmark IAM Growth Capital, L.P.
dd)	Landmark IAM Real Estate Partnership V, L.P.
ee)	Landmark Infrastructure Partners II, L.P.
ff)	Landmark Pacific Partners II, L.P.
gg)	Landmark Pacific Partners, L.P. – Series A
hh)	Landmark Pacific Partners, L.P. – Series B
ii)	Landmark Pacific Partners, L.P. – Series C
jj)	Landmark Partners 1907 Fund I, L.P.
kk)	Landmark Partners 1907 Fund II, L.P.
ll)	Landmark Partners 1907 Fund III, L.P.
mm)	Landmark Partners Insurance Fund Series Interests of the SALI Multi-Series Fund, L.P.
nn)	Landmark Private Opportunities (FG) 2021, L.P.
oo)	Landmark Real Estate CT Co-Investment Fund I, L.P.
pp)	Landmark Real Estate Partners IX Co-Investment Fund, L.P.
qq)	Landmark Real Estate Partners IX, L.P.
rr)	Landmark Real Estate Partners Sunshine Co-Investment Fund, L.P.
ss)	Landmark Real Estate Partners V, L.P.

tt)	Landmark Real Estate Partners VI Offshore, L.P.
uu)	Landmark Real Estate Partners VI, L.P.
vv)	Landmark Real Estate Partners VII Offshore, L.P.
ww)	Landmark Real Estate Partners VII OPERS Co-Investment, L.P.
xx)	Landmark Real Estate Partners VII, L.P.
yy)	Landmark Real Estate Partners VIII Co-Investment Fund, L.P.
zz)	Landmark Real Estate Partners VIII, L.P.
aaa)	Landmark Real Estate Partners VIII-A, L.P.
bbb)	Landmark Real Estate Partners VIII-Campbell Co-Investment, L.P.
ccc)	Landmark Real Estate Partners IX-Campbell Co-Investment, L.P.
ddd)	Landmark Real Estate Partners VII-IP Co-Investment, L.P.
eee)	Landmark Real Estate Partners VI-OPERS Co-Investment, L.P.
fff)	Landmark Sing Co-Investment Fund I, L.P.
ggg)	Landmark Tig Co-Investment Fund I, L.P.
hhh)	Landmark TX ERS Co-Investment Fund I, L.P.
iii)	Landmark TX ERS Co-Investment Fund II, L.P.
jjj)	LWFB CO-INVESTMENT FUND I, L.P.
kkk)	NCL III - Outside Opportunities B
lll)	NCL INVESTMENTS II - OUTSIDE OPPORTUNITIES SERIES A
mmm)	NCL INVESTMENTS II - OUTSIDE OPPORTUNITIES SERIES B
nnn)	NCL Investments II - PE Series
ooo)	NCL Investments II - RA Series
ppp)	NCL Investments II - RE Series
qqq)	NCL Investments III PE Series
rrr)	NCL Investments III RA Series
sss)	NCL Investments III RE Series
ttt)	NCL Investments III, L.P. Outside Opportunities Series A
uuu)	NCL Investments IV LP
vvv)	NCL INVESTMENTS, L.P. - PE SERIES
www)	NCL INVESTMENTS, L.P. - RA SERIES
xxx)	NCL INVESTMENTS, L.P. - RE SERIES
yyy)	PASSERO 18, L.P.
zzz)	SPRING BRIDGE PARTNERS (LONGSHORE), LP
aaaa)	SPRING BRIDGE PARTNERS (PES) FUND, LP
bbbb)	SPRING BRIDGE PARTNERS, L.P.
cccc)	Wafra Venture Master Fund I

5.       Aspida: Aspida Holdings Ltd. (together with its successor entities, “Aspida Holdings”) engages in the insurance business through wholly owned subsidiary insurance companies and insurance-related businesses, some organized in countries other than the United States and some in the United States. Aspida invests most of its assets in securities, including investments in debt issued by private companies. Aspida includes, among other entities that are currently in existence but that are not currently expected to participate in Co-Investment Transactions, the following Existing Affiliated Funds:

a)	Ares Insurance Partners, L.P.
b)	Aspida Holdings Ltd.
c)	Aspida Holdings LLC
d)	Aspida Life Insurance Company
e)	Aspida Life Re Ltd.
f)	Aspida Re (Bermuda) Ltd.
g)	Aspida Re Services Ltd.
h)	Aspida Risk Advisors, LLC
i)	Aspida Financial Services, LLC

The Existing Proprietary Account holds various financial assets in a principal capacity. Ares Management and its affiliates have various business lines that they may operate through wholly- or majority-owned subsidiaries, and the subsidiaries that exist and currently intend to participate in the proposed co-investment program have been included as Applicants herein. The Existing Proprietary Account is included below.

Existing Proprietary Account:

a)	Ares Management Capital Markets LLC

APPENDIX B

1.       The Existing Downstream Ivy Hill Funds are each managed by Ivy Hill and include, among other entities that are currently in existence but that are not currently expected to participate in Co-Investment Transactions, the following entities:

a)	ARES PRIVATE DEBT STRATEGIES FUND II, L.P.
b)	COLTS 2005-2 LTD.
c)	IVY HILL INVESTMENT HOLDINGS, LLC
d)	IVY HILL MIDDLE MARKET CREDIT FUND IV, LTD.
e)	IVY HILL MIDDLE MARKET CREDIT FUND IX, LTD
f)	IVY HILL MIDDLE MARKET CREDIT FUND V, LTD.
g)	IVY HILL MIDDLE MARKET CREDIT FUND VII, LTD.
h)	IVY HILL MIDDLE MARKET CREDIT FUND VIII, LTD.
i)	IVY HILL MIDDLE MARKET CREDIT FUND XII, LTD
j)	Ivy Hill Middle Market Credit Fund XIV, Ltd
k)	Ivy Hill Middle Market Credit Fund XVI, Ltd.
l)	Ivy Hill Middle Market Credit Fund XVII, Ltd.
m)	Ivy Hill Middle Market Credit Fund XVIII, Ltd.
n)	Ivy Hill Middle Market Credit Fund XIX, Ltd.
o)	Ivy Hill Middle Market Credit Fund XX, Ltd.
p)	Ivy Hill Middle Market Credit Fund XXI, Ltd.
q)	Ivy Hill Revolver Funding LP
r)	Ivy Hill Revolver Funding II LP
s)	PRIVATE DEBT STRATEGIES FUND III, L.P.
t)	PRIVATE DEBT STRATEGIES FUND IV, L.P.
u)	PRIVATE DEBT STRATEGIES FUND V, L.P.

APPENDIX C

Resolutions of the Board of Directors of
Ares Capital Corporation

NOW, THEREFORE, BE IT RESOLVED, that the officers (the “Officers”) of Ares Capital Corporation (the “Corporation”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Corporation, to cause to be prepared, executed, delivered and filed with the Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Section 57(i) of the Investment Company Act and Rule 17d-l promulgated under the Investment Company Act of 1940 (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Corporation with certain entities which may be deemed to be “affiliates” of the Corporation pursuant to the provisions of the Investment Company Act of 1940, which such joint transactions and co-investments would otherwise be prohibited by Section 57(a)(4) of the Investment Company Act of 1940, and to do such other acts or things and execute such other documents as they deem necessary or desirable to cause such application to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application;

RESOLVED FURTHER, that the Co-Investment Policy of the Corporation will be amended, substantially in a form restating the conditions set forth in Section V of the Application and as finally approved by the Commission, upon final approval of the Application by the Commission, in all respects as a policy of the Corporation and the Officers be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Corporation, to take such action as they shall deem necessary or desirable to formalize such amended policies and procedures, in such form as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the taking of any such action;

RESOLVED FURTHER, that the Officers be, and each of them acting alone hereby is, authorized and directed to file such additional Applications as such officers, in their sole discretion, shall deem necessary or desirable in order for the Corporation to accomplish its investment objective; and

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to perform all of the agreements and obligations of the Corporation in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Corporation thereof.

(Adopted at a meeting held on February 2, 2023)

Resolutions of the Board of Trustees of
Ares Core Infrastructure Fund

NOW, THEREFORE, BE IT RESOLVED, that filing by the Fund of the application for amended and restated Co-Investment Exemptive Relief, as filed on August 30, 2024 be and hereby is, ratified, approved and confirmed in all respects;

RESOLVED FURTHER, that the officers of the Fund are, and each of them acting individually hereby is, authorized to execute and file on behalf of the Fund any amendment to such application for amended and restated Co-Investment Exemptive Relief that may be required or desirable from time to times, such amendment to be in form and substance satisfactory to counsel for the Fund, the execution and filing of any such amendment to be conclusive evidence of its authorization hereby; and

RESOLVED FURTHER, that the officers of the Fund be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to perform all of the agreements and obligations of the Fund in connection with the foregoing resolutions and to consummate the implementation thereof, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the officer or officers of the Fund may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the officer or officers of the Fund of any such documents, instruments, agreements, undertakings and certificates, the payment of any such fees and expenses or the engagement of any such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the officer’s or officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Fund thereof.

(Adopted at a meeting held on October 9, 2024)

Resolutions of the Board of Directors of
Ares Dynamic Credit Allocation Fund, Inc.

NOW, THEREFORE, BE IT RESOLVED, that the officers (the “Officers”) of Ares Dynamic Credit Allocation Fund, Inc. (the “Fund”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be prepared, executed, delivered and filed with the Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Section 57(i) of the Investment Company Act and Rule 17d-l promulgated under the Investment Company Act of 1940 (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Fund with certain entities which may be deemed to be “affiliates” of the Fund pursuant to the provisions of the Investment Company Act of 1940, which such joint transactions and co-investments would otherwise be prohibited by Section 57(a)(4) of the Investment Company Act of 1940, and to do such other acts or things and execute such other documents as they deem necessary or desirable to cause such application to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application;

RESOLVED FURTHER, that a Co-Investment Policy substantially in a form restating the conditions set forth in Section V of the Application as finally approved by the Commission is hereby approved and will be adopted, upon final approval of the Application by the Commission, in all respects as a policy of the Fund and the Officers be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Fund, to take such action as they shall deem necessary or desirable to formalize such policies and streamline the approval process for co-investment transactions with affiliates of the Fund, in such form as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the taking of any such action;

RESOLVED FURTHER, that the Officers be, and each of them acting alone hereby is, authorized and directed to file such additional Applications as such officers, in their sole discretion, shall deem necessary or desirable in order for the Fund to accomplish its investment objective; and

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to perform all of the agreements and obligations of the Fund in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Fund thereof.

(Adopted at a meeting held on February 28, 2023)

Resolutions of the Board of Trustees of
CION Ares Diversified Credit Fund

NOW, THEREFORE, BE IT RESOLVED, that the officers (the “Officers”) of CION Ares Diversified Credit Fund (the “Fund”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be prepared, executed, delivered and filed with the Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Section 57(i) of the Investment Company Act and Rule 17d-l promulgated under the Investment Company Act of 1940 (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Fund with certain entities which may be deemed to be “affiliates” of the Fund pursuant to the provisions of the Investment Company Act of 1940, which such joint transactions and co-investments would otherwise be prohibited by Section 57(a)(4) of the Investment Company Act of 1940, and to do such other acts or things and execute such other documents as they deem necessary or desirable to cause such application to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application;

RESOLVED FURTHER, that the Co-Investment Policy of the Fund will be amended, substantially in a form restating the conditions set forth in Section V of the Application and as finally approved by the Commission, upon final approval of the Application by the Commission, in all respects as a policy of the Fund and the Officers be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Fund, to take such action as they shall deem necessary or desirable to formalize such amended policies and procedures, in such form as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the taking of any such action;

RESOLVED FURTHER, that the Officers be, and each of them acting alone hereby is, authorized and directed to file such additional Applications as such officers, in their sole discretion, shall deem necessary or desirable in order for the Fund to accomplish its investment objective; and

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to perform all of the agreements and obligations of the Fund in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Fund thereof.

(Adopted at a meeting held on February 28, 2023)

Resolutions of the Board of Trustees of
Ares Private Markets Fund

NOW, THEREFORE, BE IT RESOLVED, that the officers (the “Officers”) of Ares Private Markets Fund (the “Fund”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be prepared, executed, delivered and filed with the Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Section 57(i) of the Investment Company Act and Rule 17d-l promulgated under the Investment Company Act of 1940 (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Fund with certain entities which may be deemed to be “affiliates” of the Fund pursuant to the provisions of the Investment Company Act of 1940, which such joint transactions and co-investments would otherwise be prohibited by Section 57(a)(4) of the Investment Company Act of 1940, and to do such other acts or things and execute such other documents as they deem necessary or desirable to cause such application to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application;

RESOLVED FURTHER, that the Co-Investment Policy of the Fund will be amended, substantially in a form restating the conditions set forth in Section V of the Application and as finally approved by the Commission, upon final approval of the Application by the Commission, in all respects as a policy of the Fund and the Officers be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Fund, to take such action as they shall deem necessary or desirable to formalize such amended policies and procedures, in such form as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the taking of any such action;

RESOLVED FURTHER, that the Officers be, and each of them acting alone hereby is, authorized and directed to file such additional Applications as such officers, in their sole discretion, shall deem necessary or desirable in order for the Fund to accomplish its investment objective; and

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to perform all of the agreements and obligations of the Fund in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Fund thereof.

(Adopted at a meeting held on February 27, 2023)

Resolutions of the Board of Trustees of
Ares Strategic Income Fund

NOW, THEREFORE, BE IT RESOLVED, that the officers (the “Officers”) of Ares Strategic Income Fund (the “Fund”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be prepared, executed, delivered and filed with the Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Section 57(i) of the Investment Company Act and Rule 17d-l promulgated under the Investment Company Act of 1940 (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Fund with certain entities which may be deemed to be “affiliates” of the Fund pursuant to the provisions of the Investment Company Act of 1940, which such joint transactions and co-investments would otherwise be prohibited by Section 57(a)(4) of the Investment Company Act of 1940, and to do such other acts or things and execute such other documents as they deem necessary or desirable to cause such application to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application;

RESOLVED FURTHER, that the Co-Investment Policy of the Fund will be amended, substantially in a form restating the conditions set forth in Section V of the Application and as finally approved by the Commission, upon final approval of the Application by the Commission, in all respects as a policy of the Fund and the Officers be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Fund, to take such action as they shall deem necessary or desirable to formalize such amended policies and procedures, in such form as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the taking of any such action;

RESOLVED FURTHER, that the Officers be, and each of them acting alone hereby is, authorized and directed to file such additional Applications as such officers, in their sole discretion, shall deem necessary or desirable in order for the Fund to accomplish its investment objective; and

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to perform all of the agreements and obligations of the Fund in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Fund thereof.

(Adopted at a meeting held on February 10, 2023)